Exhibit 2.1

ACQUISITION AGREEMENT

dated as of

December 15, 2004

by and among

@ROAD, INC.,

VIDUS LIMITED

and

NV PARTNERS III-BT LP

i

Page
SECTION 6.8 Entire Agreement	37
SECTION 6.9 Definitions	38

Annexes

Annex A — Conditions of the Offer

Schedules

Schedule 1 — Company Shareholders and Optionholders Executing a Company Support Agreement
Schedule 2 – Consents, Waivers and Approvals

ii

Exhibits

Exhibit A — Form of Company Support Agreement

Exhibit B-1 – Form of Employment Agreement (United States)

Exhibit B-2 – Form of Addendum to Employment Agreement (United Kingdom)

Exhibit C – Form of Noncompetition Agreement

Exhibit D – Deed of Warranty and Indemnity

Exhibit E – Shareholder Resolutions

Exhibit F-1 – Subject Matter of Opinion of Faegre Benson Hobson Audley LLP

Exhibit F-2 – Subject Matter of Opinion of Sonnenschein Nath & Rosenthal LLP

Exhibit G – Amendment to the Rules of the Company Share Option Scheme

Exhibit H – Certificate of Designation

Exhibit I – Escrow Agreement

Exhibit J – Operating Plan

iii

ACQUISITION AGREEMENT

     ACQUISITION AGREEMENT (this “Agreement”), dated as of December 15, 2004, by and among @Road, Inc., a Delaware corporation having its principal place of business at 47200 Bayside Parkway, Fremont, California 94538 (the “Purchaser”), Vidus Limited, a company registered in England and Wales under registered number 4069823 having its registered office at North Felaw Maltings, 48 Felaw Street, Ipswich, Suffolk IP2 8HE (the “Company”) and NV Partners III-BT LP, a Cayman Islands Limited Partnership having its principal place of business at 98 Floral Avenue, Suite 201, Murray Hill, New Jersey 07974 (“NVP”).

     WHEREAS, NVP owns all of the outstanding preferred shares of the Company of £0.00003 each in the share capital of the Company (the “Company Preferred Shares”);

     WHEREAS, Purchaser desires to purchase from NVP, and NVP desires to sell to Purchaser, all of the outstanding Company Preferred Shares (the “Purchase”) in accordance with the terms and subject to the conditions provided herein;

     WHEREAS, it is proposed that Purchaser shall, as promptly as practicable following the execution of this Agreement, commence a takeover offer (the “Offer”) to acquire all of the outstanding common shares of £0.01 each in the share capital of the Company (the “Company Common Shares” and, together with the Company Preferred Shares, the “Shares”), in exchange for Consideration Stock (as defined below), in accordance with the terms and subject to the conditions provided herein;

     WHEREAS, it is proposed that Purchaser shall, concurrently with the commencement of the Offer, commence an offer (the “Exchange Proposal”) for each outstanding vested Company Option (as defined in Section 2.1(e) below) whereby each holder of such vested Company Option will be entitled to elect to surrender such vested Company Option to the Company during the Exercise Period (as defined below) in consideration, subject to the Offer becoming wholly unconditional, of the grant by Purchaser of options over Purchaser Common Stock (as defined below) on the terms contemplated by the Offer Documents (as defined in Section 2.1(c) below);

     WHEREAS, the Board of Directors of the Company or a duly authorized sub-committee appointed by the Board of Directors of the Company (the “Company Board”) has unanimously (i) determined that this Agreement and the transactions contemplated hereby, including the Offer are in the best interests of the Company, (ii) approved this Agreement and the transactions contemplated hereby and (iii) resolved to recommend that the holders of the Company Common Shares accept the Offer;

     WHEREAS, the Board of Directors of Purchaser (the “Purchaser Board”) has unanimously resolved (i) that this Agreement and the transactions contemplated hereby, including the issuance of shares of Purchaser common stock, par value $0.0001 per share (“Purchaser Common Stock”), the shares of Purchaser series A-1 redeemable preferred stock, par value $0.001 per share (“Purchaser Series A-1 Preferred Stock”), the shares of Purchaser series A-2 redeemable preferred stock, par value $0.001 per share (“Purchaser Series A-2 Preferred Stock”), the shares of Purchaser series B-1 redeemable preferred stock, par value $0.001 per share (“Purchaser Series B-1 Preferred Stock”) and the shares of Purchaser series B-2 redeemable preferred stock, par value $0.001 per share (“Purchaser Series B-2 Preferred Stock” and, together with Purchaser Common Stock, Purchaser Series A-1 Preferred Stock, Purchaser Series A-2 Preferred Stock and Purchaser Series B-1 Preferred Stock, the “Consideration Stock”), in connection with the Purchase, the Offer and the Exchange Proposal, are fair to and in the best interest of Purchaser and (ii) to approve this Agreement, Purchaser Documents (as defined in Section 3.2 below) and the transactions contemplated hereby;

     WHEREAS, concurrently with the execution of this Agreement, and in consideration of the making of the Offer by Purchaser, the Company shareholders identified on Schedule 1 to this Agreement are entering into Company Support Agreements in substantially the form attached hereto as Exhibit A (the “Company Support Agreements”);

     WHEREAS, concurrently with the execution of this Agreement, and as a condition and inducement to Purchaser’s willingness to enter into this Agreement, Martin Knestrick is entering into an employment agreement with Purchaser in substantially the form attached hereto as Exhibit B-1 and Pol Sweeney, Ken Colby, Bob Laithwaite and Steve Harrison are entering into addendums to their employment agreements with the Company in substantially the form attached hereto as Exhibit B-2 (collectively, the “Employment Agreements”), which Employment Agreements shall be effective on the Closing Date (as defined below);

     WHEREAS, concurrently with the execution of this Agreement, and as a condition and inducement to Purchaser’s willingness to enter into this Agreement, Martin Knestrick is entering into a non-competition agreement with Purchaser (the “Noncompetition Agreement”) in substantially the form attached hereto as Exhibit C, which Noncompetition Agreement shall be effective on the Closing Date;

     WHEREAS, concurrently with the execution of this Agreement, and as a condition and inducement to Purchaser’s willingness to enter into this Agreement, NVP and certain of the holders of the outstanding Company Common Shares are entering into a deed of warranty and indemnity with Purchaser (the “Deed of Warranty”) in substantially the form attached hereto as Exhibit D;

     WHEREAS, as a condition and inducement to Purchaser’s willingness to enter into this Agreement the Company has convened a class meeting of all the holders of the outstanding Company Common Shares and an extraordinary general meeting of the holders of the Company Preferred Shares to consider and, if thought fit, approve amendments to the Articles of Association of the Company (the “Shareholder Resolutions”) in the form attached hereto as Exhibit E;

     WHEREAS, the parties intend that the exchange of shares contemplated by Purchaser and the Offer will qualify as a tax-free rollover of shares under Sections 126-138A of the United Kingdom Taxation of Chargeable Gains Act of 1992 (the “TCGA”) and as a “reorganization” for United States federal income tax purposes within the meaning of Section 368(a) of the United States Internal Revenue Code of 1986 (the “Code”);

     WHEREAS, the parties intend that the surrender of vested Company Options in consideration, subject to the Offer becoming wholly unconditional, of the grant by Purchaser of options over Purchaser Common Stock pursuant to the Exchange Proposal to be free of income tax and United Kingdom national insurance contributions; and

     WHEREAS, Purchaser, the Company and NVP desire to make certain representations, warranties, covenants and agreements in connection with the Purchase, the Offer and the Exchange Proposal and also to prescribe various conditions to consummation of the Purchase, the Offer and the Exchange Proposal.

     NOW, THEREFORE, in consideration of the foregoing and the mutual promises, representations, warranties, covenants and agreements herein contained, the parties hereto, intending to be legally bound, hereby agree as follows:

ARTICLE I

PURCHASE AND SALE OF COMPANY PREFERRED STOCK; REPAYMENT OF LOAN

     SECTION 1.1 Purchase of Company Preferred Stock.

     Subject to the terms and conditions of this Agreement, including, without limitation, the fulfillment of the Minimum Condition (as defined in Section 2.1(a) below) and the satisfaction or waiver of the other conditions set forth in Annex A, Purchaser agrees to purchase at Closing (as defined in Section 1.3 below) which, subject to Section 2.1(j) or to the earlier termination of this Agreement pursuant to Section 5.1 hereof, NVP irrevocably agrees to sell to Purchaser with full title guarantee (within the meaning of Part I of the United Kingdom Law of Property (Miscellaneous Provisions) Act 1994 (the “LPA”)) at Closing, all of the Company Preferred Shares outstanding on the Closing Date (consisting of 51,000,576 Company Preferred Shares). The provisions of Section 6(2) of the LPA are hereby excluded. NVP shall be entitled to receive the following consideration for each Company Preferred Share held by NVP:

     (a) That number of shares of Purchaser Series A-1 Preferred Stock equal to the Series A-1 Preference Per Share Exchange Ratio (as defined in Section 1.6 below), and

     (b) That number of shares of Purchaser Series A-2 Preferred Stock equal to the Series A-2 Preference Per Share Exchange Ratio (as defined in Section 1.6 below), and

     (c) That number of shares of Purchaser Common Stock equal to the Common Preference Per Share Exchange Ratio (as defined in Section 1.6 below), and

     (d) The Common Per Share Consideration (as defined below);

provided, however, that (i) no fraction of a share of Purchaser Common Stock will be issued to NVP, but in lieu thereof NVP shall receive from Purchaser an amount of cash (rounded to the nearest whole cent), without interest, equal to the product obtained by multiplying such fraction by the average closing price of one (1) share of Purchaser Common Stock, as reported on the Nasdaq National Market (“Nasdaq”) for the ten trading days immediately prior to (but excluding) the Closing Date, and (ii) no fraction of a share of Purchaser Series A-1 Preferred Stock or Series A-2 Preferred Stock will be issued to NVP, but in lieu thereof NVP shall receive from Purchaser an amount of cash (rounded to the nearest whole cent), without interest, equal to the product obtained by multiplying such fraction of a share of Series A-1 Preferred Stock and/or Series A-2 Preferred Stock by $100.

     SECTION 1.2 Balance Sheet Adjustment.

     (a) Not less than five (5) Business Days prior to the scheduled Closing Date, the Company shall deliver to Purchaser an estimated unaudited balance sheet of the Company as of the close of business on the Closing Date (the “Preliminary Closing Balance Sheet”) that has been prepared in accordance with United Kingdom generally accepted accounting principles (“UK GAAP”) reflecting all accruals and reserves required for an annual audit, together with a worksheet which sets forth the Company’s calculation of the Preliminary Net Working Capital Adjustment (as defined in Section 1.6 below) and Preliminary Cash Balance Adjustment (as defined in Section 1.6 below). The Company shall consider in good faith any comments and proposed changes to the Preliminary Closing Balance Sheet and to the calculation of the Preliminary Net Working Capital Adjustment and Preliminary Cash Balance Adjustment that may be suggested by Purchaser in the period following delivery thereof but prior to the Closing. The Preliminary Closing Balance Sheet shall present fairly, on a good faith basis and using the

Company’s commercially reasonable efforts, the estimated financial position of the Company as of the Closing Date. Such Preliminary Closing Balance Sheet, Preliminary Net Working Capital Adjustment calculation and Preliminary Cash Balance Adjustment calculation shall be certified by the Chief Executive Officer and Chief Financial Officer (or, if none, its principal accounting officer) of the Company as having been prepared in accordance with the foregoing principles. The Preliminary Closing Balance Sheet shall serve as the basis for the calculation of the Preliminary Net Working Capital Adjustment and the Preliminary Cash Balance Adjustment for purposes of calculating the Total Series A-1 Consideration and Total Series A-2 Consideration to be paid to NVP and the holders of Company Common Shares pursuant to this Agreement and the Offer. The Preliminary Net Working Capital Adjustment and the Preliminary Cash Balance Adjustment shall be subject to further adjustment following the Closing in accordance with the procedures set forth in this Section 1.2.

     (b) Within 60 days after the Closing Date, Purchaser shall cause to be prepared and delivered to the Warrantors’ Representative (as defined in the Deed of Warranty) an updated unaudited balance sheet of the Company as of the Closing Date (the “Proposed Final Closing Balance Sheet”) prepared in accordance with UK GAAP reflecting all accruals and reserves required for an annual audit and (to the extent consistent with UK GAAP reflecting all accruals and reserves required for an annual audit) on a basis consistent with that used in preparation of the Preliminary Closing Balance Sheet, which shall take into account any information not available to the parties at the time the Preliminary Closing Balance Sheet shall have been delivered. The former officers of the Company shall provide such assistance in the preparation of the Proposed Final Closing Balance Sheet as shall be reasonably requested by Purchaser. Concurrently with the delivery of the Proposed Final Closing Balance Sheet, Purchaser shall also deliver to the Warrantors’ Representative a worksheet which sets forth Purchaser’s revised calculation of the Preliminary Net Working Capital Adjustment and the Preliminary Cash Balance Adjustment and an explanation of any changes made to the Company’s calculation of such amount. Purchaser’s revised calculation of the Preliminary Net Working Capital Adjustment is referred to herein as the “Proposed Final Net Working Capital Adjustment” and Purchaser’s revised calculation of the Preliminary Cash Balance Adjustment is referred to herein as the “Proposed Final Cash Balance Adjustment.”

     (c) Following the delivery by Purchaser of the Proposed Final Closing Balance Sheet, the Warrantors’ Representative and its representatives shall be given all such access as they may reasonably require during Purchaser’s normal business hours (or such other times as the parties may agree) to those books and records of the Company in the possession of, and/or under the control of, the Company or Purchaser, and access to such personnel or representatives of the Company and Purchaser as they may reasonably require for the purposes of resolving any disputes or responding to any matters or inquiries raised concerning the Proposed Final Closing Balance Sheet and/or the calculation of the Proposed Final Net Working Capital Adjustment and/or the calculation of the Proposed Final Cash Balance Adjustment.

     (d) The Warrantors’ Representative shall have 45 days following the date of delivery by Purchaser to the Warrantors’ Representative of the Proposed Final Closing Balance Sheet to provide Purchaser with a written certificate either confirming that the Proposed Final Net Working Capital Adjustment and the Proposed Final Cash Balance Adjustment as proposed by Purchaser are acceptable (the “Confirmation Certificate”) or notifying Purchaser in writing of any good faith, reasonable objections to the calculation of the Proposed Final Net Working Capital Adjustment or the Proposed Final Cash Balance Adjustment as proposed by Purchaser (a “Balance Sheet Dispute Notice”), setting forth a reasonably specific and detailed description of such objections. If a Confirmation Certificate is delivered by the Warrantors’ Representative pursuant to this Section 1.2(d), the Proposed Final Net Working Capital Adjustment shall be deemed to be the “Final Net Working Capital Adjustment” and the Proposed Final Cash Balance Adjustment shall be deemed to be the “Final Cash Balance Adjustment” and each shall be binding on the parties to this Agreement and the holders of Company Common Shares.

     (e) If the Warrantors’ Representative shall object to the Proposed Final Closing Balance Sheet or Purchaser’s calculation of the Proposed Final Net Working Capital Adjustment or the Proposed Final Cash Balance Adjustment as reflected in the Balance Sheet Dispute Notice, a representative of Purchaser, on the one hand, and the Warrantors’ Representative, on the other, shall attempt in good faith to resolve any such objection within ten (10) days of the receipt by Purchaser of such notice.

     (f) If Purchaser and the Warrantors’ Representative shall be unable to resolve any such dispute within such ten-day period, Purchaser and the Warrantors’ Representative (either together or separately) shall be entitled to submit the dispute to an Independent Accounting Firm (as defined in Section 1.6 below) mutually acceptable to Purchaser and the Warrantors’ Representative. Each of the parties to this Agreement shall, and shall cause their respective officers, directors, employees, and representatives to, provide full cooperation to the Independent Accounting Firm. The Independent Accounting Firm shall (i) consider only those matters as to which there is a dispute between the parties, (ii) be instructed to determine which party to the dispute shall be deemed to be the “prevailing party” and which shall be deemed to be the “non-prevailing party”, and (iii) be instructed to reach its conclusions regarding any such dispute within 30 days after its appointment and provide a written explanation of its decision. In the event that Purchaser and/or the Warrantors’ Representative shall submit any dispute to the Independent Accounting Firm, each such party may submit a “position paper” to the Independent Accounting Firm setting forth the position of such party with respect to such dispute, to be considered by such Independent Accounting Firm as it deems fit. All fees and expenses relating to the engagement of the Independent Accounting Firm shall be paid by the party (Purchaser or the Warrantors (as defined in the Deed of Warranty), as the case may be) determined by the Independent Accounting Firm to be the “non-prevailing party” in connection with the dispute; provided, however, that if the Independent Accounting Firm shall determine in its reasonable discretion that neither party shall be the “non-prevailing party,” then such fees and expenses shall be borne 50% by Purchaser and 50% by the Warrantors (which Warrantors portion will be borne pro rata by each Warrantor in the same proportion that the Consideration Stock received by each such Warrantor bears to the Consideration Stock received by all Warrantors). If the Warrantors shall fail to pay any amount of such fees and expenses for which they become obligated within 30 days after receipt of an invoice therefor, Purchaser may elect to pay to the Independent Accounting Firm the unpaid fees and expenses for which the Warrantors are determined by the Independent Accounting Firm to be responsible hereunder (the “Warrantor Expenses”). In such case Purchaser shall be reimbursed for such payment by deduction of the amount of the Warrantor Expenses so paid by Purchaser from the Escrow Amount in accordance with Section 8 of the Deed of Warranty.

     (g) If the Warrantors’ Representative does not deliver a Balance Sheet Dispute Notice in accordance with the procedures set forth in Section 1.2(d) above (i.e., within the 45-day period specified therein), the Proposed Final Closing Balance Sheet (together with Purchaser’s calculation of the Proposed Final Net Working Capital Adjustment and the Proposed Final Cash Balance Adjustment) shall be deemed to have been accepted by all of the parties to this Agreement and the Warrantors and such calculation of the Proposed Final Net Working Capital Adjustment shall be deemed to be the “Final Net Working Capital Adjustment” and such calculation of the Proposed Final Cash Balance Adjustment shall be deemed to be the “Final Cash Balance Adjustment” for purposes hereof. In the event that the Warrantors’ Representative delivers a Balance Sheet Dispute Notice in accordance with the provisions above and Purchaser and the Warrantors’ Representative are able to resolve such dispute by mutual agreement, the Proposed Final Closing Balance Sheet, together with the calculation of the Proposed Final Net Working Capital Adjustment and the Proposed Final Cash Balance Adjustment, as modified by the mutual agreement of such parties, shall be deemed to have been accepted by all of the parties to this Agreement and the Warrantors and such revised calculation of the Proposed Final Net Working Capital Adjustment shall be deemed to be the “Final Net Working Capital Adjustment” and such revised calculation of the Proposed Final Cash Balance Adjustment shall be deemed to be the “Final Cash

Balance Adjustment” for purposes hereof. In the event that the Warrantors’ Representative delivers a Balance Sheet Dispute Notice in accordance with the provisions set forth above and Purchaser and the Warrantors’ Representative are unable to resolve such dispute by mutual agreement, the determination of the Independent Accounting Firm shall be final and binding on the parties to this Agreement and the Warrantors, and the Proposed Final Closing Balance Sheet, together with the calculation of the Proposed Final Net Working Capital Adjustment and the Proposed Final Cash Balance Adjustment, each as modified by the report of the Independent Accounting Firm, shall be deemed to have been accepted by all of the parties to this Agreement and the Warrantors and such revised calculation of the Proposed Final Net Working Capital Adjustment shall be deemed to be the “Final Net Working Capital Adjustment” and such revised calculation of the Proposed Final Cash Balance Adjustment shall be deemed to be the “Final Cash Balance Adjustment” for purposes hereof.

     (h) In the event that the Preliminary Purchase Price Adjustment shall have been understated, Purchaser shall be entitled to deduct from the Escrow Fund (as defined in the Deed of Warranty) the amount by which the Final Purchase Price Adjustment exceeds the Preliminary Purchase Price Adjustment. Such understated amount shall be deducted from the Escrow Fund in accordance with Section 12.1 of the Deed of Warranty.

     SECTION 1.3 Actions at the Closing. Subject to Section 2.1(j), closing will take place at 4:00 p.m. (London time) on the date that is ten (10) Business Days after the date of service of the Drag Along Notice on the holders of the Company Common Shares at the offices of Osborne Clarke, 1 London Wall, London EC2Y 5EB, or such other time and place as shall be mutually agreed upon by the parties hereto (the “Closing”). At or prior to the Closing, NVP and Purchaser will take such actions and execute and deliver such agreements and other instruments and documents as necessary or appropriate to effect the transactions contemplated by this Agreement in accordance with its terms, including, without limitation, the following:

     (a) NVP will (and/or procure that the Company will) (i) deliver to Purchaser duly executed transfers of the Company Preferred Shares by the registered holder thereof in favor of Purchaser or its nominees together with the relative share certificates, such waivers or consents as Purchaser may require to enable the Purchase or its nominees to be registered as holders of the Company Preferred Shares and powers of attorney in an agreed form (and for purposes of this Agreement the term “agreed form” means in a form initialed by or on behalf of Purchaser on the one hand, and the Company or NVP on the other); (ii) procure that the directors and the secretary of the Company retire from all their offices and employments with the Company, each delivering to Purchaser a deed (in the agreed form) made out in favor of the Company acknowledging that he has no claim outstanding for compensation or otherwise and without any payment under the United Kingdom Employment Rights Act 1996; (iii) deliver to Purchaser (as agent for the Company) all the statutory and other books (duly written up to date) of the Company and its articles or association, any articles of association on change of name and common seal(s), any title deeds to the properties (brief particulars of which are set out in Part 2 of Schedule 3 of the Deed of Warranty) other than in respect to those properties which are disclosed in the Disclosure Letter (as defined in the Deed of Warranty) as being charged and the title deeds are being held by the chargee, the Employment Agreements and the Non-competition Agreement executed by the parties thereto other than Purchaser/Company and the Tax Covenant (as defined in the Deed of Warranty) duly executed by the Warrantors and the Warrantors’ Representative; (iv) procure a board meeting of the Company to be held at which there shall be passed resolutions to approve the execution by the Company of this Agreement and any other documents to be executed by the Company pursuant to this Agreement, to approve the information relating to the Company in the Offer Documents, to register the transfers of the Shares and (subject only to due stamping) to register, in the register of members, Purchaser or its nominees as the holders of the Shares, to appoint as directors and/or secretary such persons as Purchaser may nominate, to accept the resignations and acknowledgements of the directors and secretary referred to in (ii) above, each such acceptance to take effect at the close of the meeting, to revoke all existing authorities to banks and to give authorities to such banks and on such terms as Purchaser may direct; (v) deliver to Purchaser, certified as correct by the secretary of the Company, the minutes of such board meeting; (vi) deliver to Purchaser an opinion dated the Closing Date of Faegre Benson Hobson Audley LLP as to the matters in the form attached hereto as Exhibit F-1 and an opinion dated the Closing Date of Sonnenschein Nath and Rosenthal LLP as to the matters in the form attached hereto as Exhibit F-2; and (vii) reach a mutually agreeable resolution with Rogere Capital Limited with respect to the obligations of the Company pursuant to the letter agreement dated August 6, 2004 and deliver to Purchaser a release, in form and substance reasonably satisfactory to Purchaser, releasing Purchaser and the Company from all obligations of the Company under such letter agreement; and

     (b) Purchaser will (i) instruct Purchaser’s transfer agent to deliver to NVP share certificates representing the Consideration Stock to which NVP is entitled in accordance with this Agreement and any cash in lieu of fractional shares thereof, except for the Consideration Stock to be deposited by NVP in accordance with the Escrow Agreement (as defined in Section 4.13) (which Consideration Stock will be deposited by Purchaser on behalf of NVP in accordance with the terms of the Escrow Agreement) and (ii) comply with its obligations under Section 2.1(i).

     SECTION 1.4 Purchase of all Company Preferred Shares.

     The Company Preferred Shares to be purchased by Purchaser at the Closing pursuant to this Article I will constitute all of the outstanding Company Preferred Shares, and at such time there will be no other outstanding Company Preferred Shares or rights to purchase or otherwise acquire Company Preferred Shares.

     SECTION 1.5 Repayment of Loan.

     (a) On the date that the Closing takes place (the “Closing Date”), Purchaser shall pay to NVP on behalf of the Company, and NVP shall accept from Purchaser, an amount equal to the outstanding principal and accrued interest (including interest accrued, or to be accrued, through the Closing Date) owed by Company to NVP (the “Loan Repayment Amount”) pursuant to that certain Loan Agreement dated April 16, 2003 (the “Loan Agreement”) and the Debenture dated April 16, 2003 (the “Debenture”), each between the Company and NVP (together, the “Loan Documents”). Such payment shall be treated as if Purchaser had paid the Loan Repayment Amount to the Company and the Company had in turn used such amount to repay the amounts owing to it by NVP under the Loan Documents. NVP shall provide Purchaser with written confirmation of the Loan Repayment Amount not less than two (2) Business Days prior to the scheduled Closing Date. The Company hereby acknowledges and accepts that, immediately following the payment by Purchaser to NVP as aforesaid, it will be indebted to Purchaser in an amount equivalent to the payment made by Purchaser to NVP on the Company’s behalf. The payment by Purchaser to NVP shall constitute a complete discharge of all amounts owing by (and obligations of) the Company under the Loan Documents. For the purpose of this Agreement, “Business Day” means any day of the year on which banking institutions in San Francisco and London are open to the public for conducting business and are not required or authorized to close. For avoidance of doubt, the Loan Repayment Amount paid by Purchaser on behalf of the Company shall not be a “Company Expense” (as defined in Section 1.6 below) and shall not be accrued for or taken into account for purposes of calculating the Preliminary Purchase Price Adjustment and the Final Purchase Price Adjustment.

     (b) Upon receipt of the Loan Repayment Amount, NVP shall, at the expense of the Company, promptly take any and all actions which Purchaser may deem necessary or advisable to release the property and assets of the Company from any fixed or floating charges granted pursuant to the Loan Documents. Any and all expenses of the Company in connection with the foregoing shall be deemed to be a “Company Expense” and shall be accrued for and taken into account for purposes of calculating the Preliminary Purchase Price Adjustment and the Final Purchase Price Adjustment.

     (c) NVP hereby irrevocably agrees that (i) from and after the date hereof unless this Agreement shall have been terminated, NVP shall not convert the outstanding indebtedness of the Company under the Loan Documents into share capital of the Company pursuant to the terms of the Loan Documents, (ii) no default interest has accrued or will accrue prior to the Closing Date on the outstanding indebtedness of the Company pursuant to Section 5 of the Loan Agreement and (iii) all payments required to be made by the Company pursuant to Section 13.1 of the Loan Agreement have been made and no further payments are or will be required to be made by the Company pursuant to Section 13.1 of the Loan Agreement at or prior to the Closing Date. Any and all expenses of the Company set forth in this Section 1.5(c) shall be a “Company Expense” and shall be accrued for and taken into account for purposes of calculating the Preliminary Purchase Price Adjustment and the Final Purchase Price Adjustment.

     SECTION 1.6 Certain Definitions.

     For purposes of the calculation of the formulas described in this Section 1.6, (i) all United States dollar amounts shall be rounded to the nearest whole cent, (ii) all British pound amounts shall be rounded to the nearest whole pence, (iii) all share numbers shall be rounded to the nearest whole share (after aggregating all shares held by a particular holder), (iv) all exchange ratio and percentage amounts shall be rounded to the tenth decimal place and (v) all currency exchange rates shall be rounded to the fourth decimal place:

     (a) “Aggregate Preferred Share Liquidation Preference” shall mean £10,200,000 plus any dividends that have been declared but not paid in respect of the Company Preferred Shares at the time of Closing.

     (b) “Cash Balance” shall mean all cash and cash equivalents of the Company at the close of business on the Closing Date, and shall exclude and not take into account any Operating Expense Advances (as defined in Section 4.14) made on or prior to the Closing Date, all of which shall be held by the Company on a segregated basis separated from the Company’s other cash and cash equivalents.

     (c) “Common Non-Preference Per Share Exchange Ratio” shall be equal to the quotient obtained by dividing (x) the Total Common Non-Preference Shares by (y) the sum of (A) the total number of Company Common Shares issued immediately prior to the Closing plus (B) the total number of Company Preferred Shares issued immediately prior to the Closing.

     (d) “Common Preference Per Share Exchange Ratio” shall be equal to the quotient obtained by dividing (x) the Total Common Preference Shares by (y) the total number of Company Preferred Shares issued immediately prior to the Closing.

     (e) “Common Stock Per Share Value” shall be the average closing price per share of Purchaser Common Stock (rounded to the nearest whole cent) on Nasdaq (as reported in the West Coast edition of The Wall Street Journal, or, if not reported therein, any other authoritative source selected by Purchaser) for the ten (10) trading days ending on the trading day immediately prior to (and excluding the date of) the Closing Date.

     (f) “Common Stock Preference Percentage” shall equal the quotient obtained by dividing (x) the Total Common Stock Consideration by (y) the Total Preference Closing Consideration.

     (g) “Company Expenses” shall mean (A) any amounts payable by the Company pursuant to the letter agreement dated August 6, 2004 between the Company and Rogere Capital Limited, (B) all principal and interest which will be due and payable by the Company on or before February 28, 2005 and any other amounts payable by the Company pursuant to the loan in the principal amount of £470,000 made by British Telecommunications plc to the Company, (C) all amounts payable by the Company pursuant to the Contract for Services dated November 2,, 2004 between the Company and Giorgio Reggiani, including, without limitation, any bonuses payable thereunder, (D) all legal, accounting, investment banking and finders fees and expenses incurred were they not payable by the Purchaser pursuant to Section 6.4 hereof by the Company and/or NVP in connection with the transactions contemplated hereby, (E) all fees and expenses of NVP to be paid by the Company pursuant to Section 1.5(b) hereof, (F) all unpaid liabilities with respect to employee payroll amounts through midnight on December 31, 2004 and (G) $20,000 as the Stockholder Registration Statement Expenses Amount. For avoidance of doubt, “employee payroll amounts” shall include, in addition to employee payroll, and without limitation, payroll taxes, pension contributions, medical insurance, social insurance, life insurance and disability expenses.

     (h) “Currency Exchange Rate” shall mean, for any date of calculation, the spot currency exchange rate for converting British pounds into United States dollars in effect at the close of business on the Business Day immediately prior to such date of calculation, as quoted in the West Coast edition of The Wall Street Journal.

     (i) “Dollar-Equivalent Preferred Share Liquidation Preference” shall be equal to the product obtained by multiplying (x) the Aggregate Preferred Share Liquidation Preference by (y) the Currency Exchange Rate. The measurement date of the Dollar-Equivalent Preferred Share Liquidation Preference shall be the Closing Date.

     (j) “Final Cash Balance Adjustment” shall be calculated as follows: (i) in the event that the Cash Balance of the Company as of the Closing Date shall be less than the sum of (a) £150,000 plus (b) any accrued and unpaid Company Expenses, such deficit (after conversion into United States dollars using the Currency Exchange Rate as “calculated” on the Closing Date) shall be deemed to be the Final Cash Balance Adjustment and (ii) in the event that the Cash Balance of the Company as of the Closing Date shall be greater than or equal to the sum of (a) £150,000 plus (b) any accrued and unpaid Company Expenses, the Final Cash Balance Adjustment shall be deemed to be zero. The final calculation of the Net Working Capital of the Company and the Final Net Working Capital Adjustment shall be made in accordance with the procedures set forth in Section 1.2.

     (k) “Final Net Working Capital Adjustment” shall be calculated as follows: (i) in the event that the Net Working Capital of the Company as of the Closing Date shall be less than £250,000, such deficit (after conversion into United States dollars using the Currency Exchange Rate as “calculated” on the Closing Date) shall be deemed to be the Final Net Working Capital Adjustment and (ii) in the event that the Net Working Capital of the Company as of the Closing Date shall be greater than or equal to £250,000, the Final Net Working Capital Adjustment shall be deemed to be zero. The final calculation of the Net Working Capital of the Company and the Final Net Working Capital Adjustment shall be made in accordance with the procedures set forth in Section 1.2.

     (l) “Final Purchase Price Adjustment” shall be equal to the greater of the Final Net Working Capital Adjustment and the Final Cash Balance Adjustment.

     (m) “Independent Accounting Firm” means an accounting firm nationally recognized in the United States and having operations in the United Kingdom, other than Deloitte & Touche LLP or Grant Thornton UK LLP, as agreed between Purchaser and the Warrantors’ Representative or, in the event of a disagreement as to nomination, as appointed on the application of either of them by the President of the Institute of Chartered Accountants in England and Wales.

     (n) “Net Working Capital” shall mean the positive or negative number obtained by subtracting (i) the current liabilities of the Company as of the close of business on the Closing Date from (ii) the current assets of the Company as of the close of business on the Closing Date. The calculation of Net Working Capital for purposes of this Agreement shall be made in accordance with Section 1.2 in accordance with UK GAAP reflecting all accruals and reserves required for an annual audit and shall take into account either the payment or the accrual of the Company Expenses, but shall exclude from current assets and liabilities and not take into account (x) any principal and accrued interest (including interest accrued, or to be accrued, through the Closing Date) owed by Company to NVP pursuant to the Loan Documents and (y) any Operating Expense Advances.

     (o) “Option Common Stock Allocation” shall be equal to the product of (x) the Option Exchange Ratio multiplied by (y) the total number of Company Common Shares subject to vested Company Options surrendered to the Company during the Exercise Period in consideration of the grant by Purchaser of options over Purchaser Common Stock.

     (p) “Option Exchange Ratio” shall be equal to the quotient obtained by dividing (x) the Per Share Common Consideration Value by (y) the Common Stock Per Share Value.

     (q) “Per Share Common Consideration Value” shall mean the sum of (i) the Preliminary Series A-1 Non-Preference Per Share Exchange Ratio multiplied by $100, plus (ii) the Preliminary Series A-2 Non-Preference Per Share Exchange Ratio multiplied by $100, plus (iii) the Preliminary Series B-1 Non-Preference Per Share Exchange Ratio multiplied by $100, plus (iv) the Preliminary Series B-2 Non-Preference Per Share Exchange Ratio multiplied by $100, plus (v) the Preliminary Common Non-Preference Per Share Exchange Ratio multiplied by the Common Stock Per Share Value.

     (r) “Preliminary Cash Balance Adjustment” shall be calculated as follows: (i) in the event that the Cash Balance of the Company as of the Closing Date as reflected on the Preliminary Closing Balance Sheet shall be less than the sum of (a) £150,000 plus (b) any accrued and unpaid Company Expenses set forth on the Preliminary Closing Balance Sheet, such deficit (after conversion into United States dollars using the Currency Exchange Rate as “calculated” on the Closing Date) shall be deemed to be the Preliminary Cash Balance Adjustment and (ii) in the event that the Cash Balance of the Company as of the Closing Date as reflected on the Preliminary Closing Balance Sheet shall be greater than or equal to the sum of (a) £150,000 plus (b) any accrued and unpaid Company Expenses set forth on the Preliminary Closing Balance Sheet, the Preliminary Cash Balance Adjustment shall be deemed to be zero.

     (s) “Preliminary Common Non-Preference Per Share Exchange Ratio” shall be equal to the quotient obtained by dividing (x) the Preliminary Total Common Non-Preference Shares by (y) the sum of (A) the total number of Company Common Shares issued immediately prior to the Closing plus (B) the total number of Company Common Shares which would be issuable upon the exercise of all the vested Company Options outstanding immediately prior to the Closing which have been surrendered in the Exchange Proposal plus (C) the total number of Company Preferred Shares issued immediately prior to the Closing.

     (t) “Preliminary Common Preference Per Share Exchange Ratio” shall be equal to the quotient obtained by dividing (x) the Preliminary Total Common Preference Shares by (y) the total number of Company Preferred Shares issued immediately prior to the Closing.

     (u) “Preliminary Common Stock Preference Percentage” shall equal the quotient obtained by dividing (x) the Preliminary Total Common Stock Consideration by (y) the Preliminary Total Preference Closing Consideration.

     (v) “Preliminary Net Working Capital Adjustment” shall be calculated as follows: (i) in the event that the Net Working Capital of the Company as of the Closing Date as reflected on the Preliminary Closing Balance Sheet shall be less than £250,000, such deficit (after conversion into United States dollars using the Currency Exchange Rate as “calculated” on the Closing Date) shall be deemed to be the Preliminary Net Working Capital Adjustment and (ii) in the event that the Net Working Capital of the Company as of the Closing Date as reflected on the Preliminary Closing Balance Sheet shall be greater than or equal to £250,000, the Preliminary Net Working Capital Adjustment shall be deemed to be zero.

     (w) “Preliminary Purchase Price Adjustment” shall be equal to the greater of the Preliminary Net Working Capital Adjustment and the Preliminary Cash Balance Adjustment.

     (x) “Preliminary Series A-1 Non-Preference Per Share Exchange Ratio” shall be equal to the quotient obtained by dividing (x) the Preliminary Total Series A-1 Non-Preference Shares by (y) the sum of (A) the total number of Company Common Shares issued immediately prior to the Closing plus (B) the total number of Company Common Shares which would be issuable upon the exercise of all the vested Company Options outstanding immediately prior to the Closing which have been surrendered in the Exchange Proposal plus (C) the total number of Company Preferred Shares issued immediately prior to the Closing.

     (y) “Preliminary Series A-1 Preference Per Share Exchange Ratio” shall be equal to the quotient obtained by dividing (x) the Preliminary Total Series A-1 Preference Shares by (y) the total number of Company Preferred Shares issued immediately prior to the Closing.

     (z) “Preliminary Series A-1 Preferred Stock Preference Percentage” shall equal the quotient obtained by dividing (x) the Total Series A-1 Preferred Consideration by (y) the Preliminary Total Preference Closing Consideration.

     (aa) “Preliminary Series A-2 Non-Preference Per Share Exchange Ratio” shall be equal to the quotient obtained by dividing (x) the Preliminary Total Series A-2 Non-Preference Shares by (y) the sum of (A) the total number of Company Common Shares issued immediately prior to the Closing plus (B) the total number of Company Common Shares which would be issuable upon the exercise of all the vested Company Options outstanding immediately prior to the Closing which have been surrendered in the Exchange Proposal plus (C) the total number of Company Preferred Shares issued immediately prior to the Closing.

     (bb) “Preliminary Series A-2 Preference Per Share Exchange Ratio” shall be equal to the quotient obtained by dividing (x) the Preliminary Total Series A-2 Preference Shares by (y) the total number of Company Preferred Shares issues immediately prior to the Closing.

     (cc) “Preliminary Series A-2 Preferred Stock Preference Percentage” shall equal the quotient obtained by dividing (x) the Total Series A-2 Preferred Consideration by (y) the Preliminary Total Preference Closing Consideration.

     (dd) “Preliminary Series B-1 Non-Preference Per Share Exchange Ratio” shall be equal to the quotient obtained by dividing (x) the Total Series B-1 Shares by (y) the sum of (A) the total number of Company Common Shares issued immediately prior to the Closing plus (B) the total number of

Company Common Shares which would be issuable upon the exercise of all the vested Company Options outstanding immediately prior to the Closing which have been surrendered in the Exchange Proposal plus (C) the total number of Company Preferred Shares issued immediately prior to the Closing.

     (ee) “Preliminary Series B-2 Non-Preference Per Share Exchange Ratio” shall be equal to the quotient obtained by dividing (x) the Total Series B-2 Shares by (y) the sum of (A) the total number of Company Common Shares issued immediately prior to the Closing plus (B) the total number of Company Common Shares which would be issuable upon the exercise of all the vested Company Options outstanding immediately prior to the Closing which have been surrendered in the Exchange Proposal plus (C) the total number of Company Preferred Shares issued immediately prior to the Closing.

     (ff) “Preliminary Total Common Non-Preference Shares” shall be equal to (x) the Preliminary Total Common Preference Shares subtracted from (y) the Preliminary Total Common Shares.

     (gg) “Preliminary Total Common Preference Shares” shall be equal to the quotient obtained by dividing (x) the product obtained by multiplying (A) the Dollar-Equivalent Preferred Share Liquidation Preference by (B) the Preliminary Common Stock Preference Percentage, by (y) the Common Stock Per Share Value.

     (hh) “Preliminary Total Common Shares” shall be equal to (x) 5,600,000 shares of Purchaser Common Stock minus (y) the number that is obtained by dividing (A) the amount by which the sum of the Preliminary Purchase Price Adjustment plus the Operating Expense Advances exceeds $8,849,600, if any, by (B) the Common Stock Per Share Value.

     (ii) “Preliminary Total Common Stock Consideration” shall mean the product obtained by multiplying (x) the Preliminary Total Common Shares by (y) the Common Stock Per Share Value.

     (jj) “Preliminary Total Preference Closing Consideration” shall mean the sum of (x) the Preliminary Total Common Stock Consideration plus (y) the Total Series A-1 Preferred Consideration plus (z) the Total Series A-2 Preferred Consideration.

     (kk) “Preliminary Total Series A-1 Non-Preference Shares” shall be equal to (x) the Preliminary Total Series A-1 Preference Shares subtracted from (y) the Total Series A-1 Shares.

     (ll) “Preliminary Total Series A-1 Preference Shares” shall be equal to the quotient obtained by dividing (x) the product obtained by multiplying (A) the Dollar-Equivalent Preferred Share Liquidation Preference by (B) the Preliminary Series A-1 Preferred Stock Preference Percentage, by (y) $100.

     (mm) “Preliminary Total Series A-2 Non-Preference Shares” shall be equal to (x) the Preliminary Total Series A-2 Preference Shares subtracted from (y) the Total Series A-2 Shares.

     (nn) “Preliminary Total Series A-2 Preference Shares” shall be equal to the quotient obtained by dividing (x) the product obtained by multiplying (A) the Dollar-Equivalent Preferred Share Liquidation Preference by (B) the Preliminary Series A-2 Preferred Stock Preference Percentage, by (y) $100.

     (oo) “Purchase Price Escrow Claim” shall be calculated as follows: (i) in the event that the Preliminary Purchase Price Adjustment shall be less than the Final Purchase Price Adjustment, such deficit shall be deemed to be the Purchase Price Escrow Claim and shall be deducted from the Escrow Amount in accordance with Section 8 of the Deed of Warranty and (ii) in the event that the Preliminary

Purchase Price Adjustment shall be greater than or equal to the Final Purchase Price Adjustment, the Purchase Price Escrow Claim shall be deemed to be zero.

     (pp) “Series A-1 Non-Preference Per Share Exchange Ratio” shall be equal to the quotient obtained by dividing (x) the Total Series A-1 Non-Preference Shares by (y) the sum of (A) the total number of Company Common Shares issued immediately prior to the Closing plus (B) the total number of Company Preferred Shares issued immediately prior to the Closing.

     (qq) “Series A-1 Preference Per Share Exchange Ratio” shall be equal to the quotient obtained by dividing (x) the Total Series A-1 Preference Shares by (y) the total number of Company Preferred Shares issued immediately prior to the Closing.

     (rr) “Series A-1 Preferred Stock Preference Percentage” shall equal the quotient obtained by dividing (x) the Total Series A-1 Preferred Consideration by (y) the Total Preference Closing Consideration.

     (ss) “Series A-2 Non-Preference Per Share Exchange Ratio” shall be equal to the quotient obtained by dividing (x) the Total Series A-2 Non-Preference Shares by (y) the sum of (A) the total number of Company Common Shares issued immediately prior to the Closing plus (B) the total number of Company Preferred Shares issued immediately prior to the Closing.

     (tt) “Series A-2 Preference Per Share Exchange Ratio” shall be equal to the quotient obtained by dividing (x) the Total Series A-2 Preference Shares by (y) the total number of Company Preferred Shares issued immediately prior to the Closing.

     (uu) “Series A-2 Preferred Stock Preference Percentage” shall equal the quotient obtained by dividing (x) the Total Series A-2 Preferred Consideration by (y) the Total Preference Closing Consideration.

     (vv) “Series B-1 Non-Preference Per Share Exchange Ratio” shall be equal to the quotient obtained by dividing (x) the Total Series B-1 Shares by (y) the sum of (A) the total number of Company Common Shares issued immediately prior to the Closing plus (B) the total number of Company Preferred Shares issued immediately prior to the Closing.

     (ww) “Series B-2 Non-Preference Per Share Exchange Ratio” shall be equal to the quotient obtained by dividing (x) the Total Series B-2 Shares by (y) the sum of (A) the total number of Company Common Shares issued immediately prior to the Closing plus (B) the total number of Company Preferred Shares issued immediately prior to the Closing.

     (xx) “Total Common Non-Preference Shares” shall be equal to (x) the Total Common Preference Shares subtracted from (y) the Total Common Shares.

     (yy) “Total Common Preference Shares” shall be equal to the quotient obtained by dividing (x) the product obtained by multiplying (A) the Dollar-Equivalent Preferred Share Liquidation Preference by (B) the Common Stock Preference Percentage, by (y) the Common Stock Per Share Value.

     (zz) “Total Common Shares” shall be equal to (x) 5,600,000 shares of Purchaser Common Stock minus (y) the sum of (A) the Option Common Stock Allocation plus (B) the number that is obtained by dividing (I) the amount by which the sum of the Preliminary Purchase Price Adjustment plus the Operating Expense Advances exceeds $8,849,600, if any, by (II) the Common Stock Per Share Value.

     (aaa) “Total Common Stock Consideration” shall mean the product obtained by multiplying (x) the Total Common Shares by (y) the Common Stock Per Share Value.

     (bbb) “Total Preference Closing Consideration” shall mean the sum of (x) the Total Common Stock Consideration plus (y) the Total Series A-1 Preferred Consideration plus (z) the Total Series A-2 Preferred Consideration.

     (ccc) “Total Series A-1 Non-Preference Shares” shall be equal to (x) the Total Series A-1 Preference Shares subtracted from (y) the Total Series A-1 Shares.

     (ddd) “Total Series A-1 Preferred Consideration” shall be equal to (x) $4,424,800 minus (y) the Preliminary Purchase Price Adjustment minus (z) the Operating Expense Advances; provided however, that if such amount shall be a negative number, then the Total Series A-1 Preferred Consideration shall be equal to zero.

     (eee) “Total Series A-1 Preference Shares” shall be equal to the quotient obtained by dividing (x) the product obtained by multiplying (A) the Dollar-Equivalent Preferred Share Liquidation Preference by (B) the Series A-1 Preferred Stock Preference Percentage, by (y) $100.

     (fff) “Total Series A-1 Shares” shall be that number of shares of Purchaser Series A-1 Preferred Stock equal to (x) the Total Series A-1 Preferred Consideration divided by (y) $100.

     (ggg) “Total Series A-2 Non-Preference Shares” shall be equal to (x) the Total Series A-2 Preference Shares subtracted from (y) the Total Series A-2 Shares.

     (hhh) “Total Series A-2 Preferred Consideration” shall be equal to (x) $4,424,800 minus (y) the amount by which the sum of the Preliminary Purchase Price Adjustment plus the Operating Expense Advances exceeds $4,424,800, if any; provided, however, that if such amount shall be a negative number, then the Total Series A-2 Preferred Consideration shall be equal to zero.

     (iii) “Total Series A-2 Preference Shares” shall be equal to the quotient obtained by dividing (x) the product obtained by multiplying (A) the Dollar-Equivalent Preferred Share Liquidation Preference by (B) the Series A-2 Preferred Stock Preference Percentage, by (y) $100.

     (jjj) “Total Series A-2 Shares” shall be that number of shares of Purchaser Series A-2 Preferred Stock equal to (x) the Total Series A-2 Preferred Consideration divided by (y) $100.

     (kkk) “Total Series B-1 Preferred Consideration” shall mean $486,800.

     (lll) “Total Series B-1 Shares” shall be equal to 4,868 shares of Purchaser Series B-1 Preferred Stock.

     (mmm) “Total Series B-2 Preferred Consideration” shall mean $486,800.

     (nnn) “Total Series B-2 Shares” shall be equal to 4,868 shares of Purchaser Series B-2 Preferred Stock.

     SECTION 1.7 Adjustment of the Exchange Ratios.

     In the event that, prior to the Closing, any stock split, combination, reclassification (whether by merger, reorganization or otherwise) or stock dividend with respect to the capital stock of either Purchaser or the Company, any change or conversion of capital stock of either Purchaser or the Company into other securities or any other stock dividend or stock distribution with respect to the capital stock of either Purchaser or the Company should occur or, if a record date with respect to any of the foregoing should occur, appropriate and proportionate adjustments shall be made to the exchange ratios set forth herein, and thereafter all references to the exchange ratios shall be deemed to be to such exchange ratios as so adjusted.

ARTICLE II

OFFER TO ACQUIRE COMPANY COMMON SHARES

     SECTION 2.1 The Offer and The Exchange Proposal.

     (a) Subject to the approval or issue of the Offer Documents (as defined below) by a person authorized under the United Kingdom Financial Services and Markets Act 2000 and the approval of the information relating to the Company therein by the board of directors of the Company, as promptly as practicable following the execution hereof, and in any event no later than ten (10) Business Days following the date hereof, Purchaser shall commence the Offer (or procure that it is commenced) for all of the Company Common Shares as contemplated by this Article II. The obligation of Purchaser to issue Consideration Stock in exchange for Company Common Shares pursuant to the Offer on the Closing Date shall be subject only to (i) the receipt by Purchaser of valid acceptances of the Offer (and not, where permitted, withdrawn) from holders in respect of at least ninety percent (90%) in nominal value of the issued Company Common Shares to which the Offer relates (the “Minimum Condition”) (and the expression “Company Common Shares to which the Offer relates” shall be construed in accordance with section 428 of the United Kingdom Companies Act 1985 (the “Companies Act”) and, for this purpose, include any further such shares which are unconditionally allotted or issued after the date of this Agreement and before the date on which the Offer closes whether pursuant to the exercise of any outstanding subscription or conversion rights or otherwise) and (ii) the satisfaction or waiver (in accordance with the terms of this Section 2.1 (a)) of the other conditions set forth in Annex A. It is agreed that the conditions set forth in Annex A are for the sole benefit of Purchaser and may be waived by Purchaser (and only by Purchaser), in whole or in part, at any time and from time to time, in its sole discretion. The failure by Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time.

     (b) The per share consideration to be offered by Purchaser to the holders of Company Common Shares in the Offer (the “Common Share Consideration”) shall be as follows:

          (i) That number of shares of Purchaser Series A-1 Preferred Stock equal to the Series A-1 Non-Preference Per Share Exchange Ratio, and

          (ii) That number of shares of Purchaser Series A-2 Preferred Stock equal to the Series A-2 Non-Preference Per Share Exchange Ratio, and

          (iii) That number of shares of Purchaser Series B-1 Preferred Stock equal to the Series B-1 Non-Preference Per Share Exchange Ratio, and

          (iv) That number of shares of Purchaser Series B-2 Preferred Stock equal to the Series B-2 Non-Preference Per Share Exchange Ratio, and

          (v) That number of shares of Purchaser Common Stock equal to the Common Non-Preference Per Share Exchange Ratio.

     (c) On the date the Offer is commenced, Purchaser shall cause to be disseminated to holders of Company Common Shares and Company Options any Offer documentation and other documents required in connection with the Offer and the Exchange Proposal pursuant to all relevant United Kingdom regulatory requirements, including those of the United Kingdom Financial Services Authority (the “FSA”) (together, the “Offer Documents”). The Company and NVP will procure that the directors of the Company comply with the instructions given to them by the holders of vested Company Options pursuant to the Offer Documents. Purchaser agrees that the Offer Documents will comply in all material respects with all applicable United States and United Kingdom federal, state, local or foreign statutes, laws and regulations (“Law”), except with respect to information for which responsibility will be accepted by the directors of the Company in the Offer Documents relating to themselves and the Company. Purchaser further agrees that the Offer Documents will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except that no representation or warranty is made by Purchaser with respect to information for which responsibility will be accepted by the directors of the Company in the Offer Documents. NVP and the Company agree that the information for which responsibility will be accepted by the directors of the Company in the Offer Documents will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, misleading. Each of Purchaser, NVP and the Company agrees promptly to correct any information provided by it for use in the Offer Documents if and to the extent that such information shall have become false or misleading in any material respect, and Purchaser further agrees to take all steps necessary to cause the Offer Documents as so corrected to be disseminated to the holders of Company Common Shares, in each case as and to the extent required by applicable Law.

     (d) Purchaser has engaged Long Acre Partners Limited as a person authorized by the FSA for the purposes of approving or issuing the Offer Documents which constitute “financial promotions” under Section 21 of the United Kingdom Financial Services and Markets Act 2000.

     (e) Provided that (i) this Agreement shall not have been terminated in accordance with Section 5.1 and (ii) none of the events set forth in Annex A hereto that would entitle Purchaser to fail to consummate the Offer shall have occurred and be continuing (and shall not have been waived by Purchaser), either concurrently with the commencement of the Offer or as soon thereafter as reasonably practicable, Purchaser shall commence the Exchange Proposal for each outstanding option to subscribe for Company Shares (each, a “Company Option” and together, the “Company Options”) under the Company’s 2003 Non-Inland Revenue Approved Share Option Scheme (the “Company Share Option Scheme”) on the terms contemplated by this Section 2.1(e). Under the Exchange Proposal, each outstanding Company Option under the Company Share Option Scheme, to the extent vested, shall, (i) at the election of the holders of each Company Option either (A) be exercised in accordance with the rules of the Company Share Option Scheme (as amended in accordance with Section 2.1(f)) and such Company Common Shares received upon the exercise be exchanged for shares of Consideration Stock as the same terms as those offered under the Offer (the “Option Exercise”) or (B) be surrendered in exchange for an option to acquire a number of shares of Purchaser Common Stock equal to the number of Company Common Shares issuable upon the exercise of each such vested Company Option prior to the Closing Date multiplied by the Option Exchange Ratio (the “Option Exchange”); or (ii) in the event that neither the Option Exercise or the Option Exchange are chosen, lapse on the Closing Date subject to Closing taking place. Upon the Option Exchange, the exercise price for each such share of Purchaser Common Stock shall (i) be converted into United States dollars based on the Currency Exchange Rate and (ii) shall equal the per share exercise price of the applicable Company Option (as converted to United States dollars) divided by the Option Exchange Ratio. The number of shares of Purchaser Common Stock issuable upon the exercise of any Company Option so exchanged shall be rounded down to the nearest whole share. Any election by a holder of Company Options pursuant to the Exchange Proposal will be conditional upon the exchange by Purchaser of Consideration Stock pursuant to the Offer on the Closing Date.

     (f) Subject to the passing of its Shareholder Resolutions, and within three (3) Business Days of the approval by the directors of the Company and the holders of the Company Options of the amendments to the rules of the Company Share Option Scheme (in accordance with rules 16.1 and 16.2 thereof), which amendments shall be substantially in the form set out in Exhibit G, the Company shall (and NVP shall direct that the Company shall) serve notice on all of the holders of Company Options under the Company Share Option Scheme that, in accordance with the amended rules of the Company Share Option Scheme, all vested Company Options may be exercised at any time during the period set out in the new rule 8.8 of the Company Share Option Scheme (the “Exercise Period”) and that, if not so exercised during the Exercise Period, all Company Options (whether vested or unvested) shall lapse and cease to be exercisable on the Closing Date subject to the Closing taking place (the “Company Notices”). Each Company Notice shall be in an agreed form and state the dates on which the Exercise Period began and on which it will end and the number of Company Common Shares in respect of which the Option holder may exercise his or her Company Options as at the last day of the Exercise Period, the exercise price of the Options concerned and the anticipated tax liability and national insurance liabilities for which the Company may be liable and which, pursuant to the rules of the Company Share Option Scheme, must be paid by the relevant Option Holder prior to exercise of such Company Options.

     (g) The Company shall, and NVP shall procure that the Company shall, make all reasonable efforts to contact each person who delivers a Notice of Exercise (as defined in rule 6.7.1 of the rules of the Company Share Option Scheme) and who has not also delivered an acceptance of the Offer to Purchaser with a view to ensuring, as soon as reasonably practicable thereafter, that each such person also delivers to Purchaser such an acceptance. The Company shall, and NVP shall procure that the Company shall, allot the Company Common Shares resulting from the exercise of Company Options promptly upon the receipt of each Notice of Exercise and shall make all appropriate entries in its statutory books and records to reflect such allotments, and in any event shall make all appropriate entries in the register of members of the Company within five Business Days of the expiry of the Exercise Period to reflect the exercise of Company Options during the Exercise Period. NVP hereby consents in accordance with the Articles of Association of the Company to the allotment of Company Common Shares upon the exercise of Company Options and to the transfer of Company Common Shares pursuant to the Offer.

     (h) Subject to Purchaser being provided with evidence satisfactory to Purchaser of the passing of the Shareholder Resolutions, the amendment of the rules of the company Share Option Scheme as described in Section 2.1(f) above and the satisfaction of the condition referred to in paragraph (a) of Annex A, forthwith upon receipt of a written request by Purchaser, which Purchaser will make, as soon as reasonably practicable following receipt of a written notice executed by the Company certifying that the Company has made all appropriate entries in the register of members of the Company to reflect the exercise of Company Options during the Exercise Period pursuant to Section 2.1(g), NVP shall deliver a notice (the “Drag Along Notice”) to the Company pursuant to Section 12.1 of the Company’s Articles of Association stating that (i) it intends to sell its holdings of Company Preferred Shares to Purchaser pursuant to the terms of this Agreement, (ii) Purchaser has made bona fide offers to purchase all of the outstanding Company Preferred Shares and Company Common Shares and setting forth the consideration payable for the Company Common Shares and (iii) the Closing shall take place at the time and place set forth in Section 1.3 above. Immediately upon receipt of the Drag Along Notice, the Company shall (and NVP shall procure that the Company shall) give written notice to the holders of Company Common Shares pursuant to Section 12.2 of the Company’s Articles of Association (including, for the avoidance of doubt, any holders of Company Common Shares resulting from the exercise of the Company Options). NVP hereby acknowledges and agrees that it will not serve a Drag Along Notice prior to the receipt of a written request from Purchaser as aforesaid and that it will procure that the Company does not accelerate the vesting of any Company Options pursuant to the Company Share Option Scheme.

     (i) Subject to the terms and conditions thereof, the Offer shall expire on the Closing Date provided, however, that (i) Purchaser shall (A) from time to time, extend the Offer, if at the scheduled expiration date of the Offer any of the conditions to the Offer shall not have been satisfied or waived, until such time as such conditions are satisfied or waived, but not beyond the Final Date (as defined in Section 5.1(c)(i)) and (B) extend the Offer for any period required by any rule, regulation, interpretation or position of the United States Securities and Exchange Commission (the “SEC”) applicable to the Offer. Subject to the terms and conditions of the Offer, this Agreement and the Escrow Agreement, on the Closing Date Purchaser shall instruct Purchaser’s transfer agent to issue Consideration Stock in exchange for all Company Common Shares in respect of which valid acceptances have been received by such date (and not, where permitted, withdrawn) pursuant to the Offer and pursuant to the compulsory acquisition procedures pursuant to Part XIIIA of the Companies Act (or the drag along procedure referred to in Section 2.1(h)). No fraction of a share of Purchaser Common Stock will be issued upon consummation of the Offer, but in lieu thereof each accepting shareholder who would otherwise be entitled to receive a fraction of a share of Purchaser Common Stock (after aggregating all fractional shares of Purchaser Common Stock that otherwise would be received by such holder) in the Offer shall receive from Purchaser an amount of cash (rounded to the nearest whole cent), without interest, equal to the product obtained by multiplying such fraction by the average closing price of one (1) share of Purchaser Common Stock, as reported on Nasdaq, for the ten trading days immediately prior to the Closing Date. No fraction of a share of Purchaser Series A-1 Preferred Stock, Purchaser Series A-2 Preferred Stock, Purchaser Series B-1 Preferred Stock or Purchaser Series B-2 Preferred Stock will be issued upon consummation of the Offer, but in lieu thereof each accepting shareholder, who would otherwise be entitled to receive a fraction of a share of Purchaser Series A-1 Preferred Stock, Purchaser Series A-2 Preferred Stock, Purchaser Series B-1 Preferred Stock or Purchaser Series B-2 Preferred Stock (after aggregating all fractional shares of Purchaser Series A-1 Preferred Stock, Purchaser Series A-2 Preferred Stock, Purchaser Series B-1 Preferred Stock or Purchaser Series B-2 Preferred Stock that otherwise would have been received by such holder in the Offer) shall receive from Purchaser an amount of cash (rounded to the nearest whole cent), without interest, equal to the product obtained by multiplying such fraction of a share of Purchaser A -1 Preferred Stock and/or Purchaser Series A-2 Preferred Stock and/or Series B-2 Preferred Stock and/or Purchaser Series B-2 Preferred Stock by $100.

     (j) If the conditions set out in paragraphs (a) and (d) of Annex A shall have been satisfied or waived by Purchaser and Purchaser has (i) received acceptances in respect of the Offer from all of the holders of the Company Common Shares in respect of all of the Company Shares held by them and (ii) received written evidence satisfactory to the Purchaser that all of the holders of the Company Options which are outstanding and would be vested at midnight on the last day of the Exercise Period have either (x) accepted the Exchange Proposal in respect of all of the Company Options then held by them which would be so vested at such time and date and/or (y) validly exercised all such vested Company Options as would be vested at such time and date (provided that the rules of the Company Share Option Scheme shall have been amended as contemplated by Section 2.1(f) above) and accepted the Offer as contemplated by Section 2.1(e) with regard to all such vested Company Options, then the Closing Date will, subject to the earlier termination of this Agreement pursuant to Section 5.1 and the satisfaction or waiver by Purchaser of the conditions set out in paragraphs (b), (c), (e), (f) and (g) of Annex A, be the fifth Business Day after the later of (A) January 1, 2005 and (B) the first day on which the conditions set out in paragraphs (a) and (d) of Annex A shall have been satisfied or waived by Purchaser and on which the Purchaser has received all of the acceptances referred to in clause (i) above and the written evidence referred to in clause (ii).

     SECTION 2.2 Company Actions With Respect to the Offer.

     (a) The Company hereby approves of and consents to the transactions contemplated by this Agreement, including the terms of the Purchase, the Offer and the Exchange Proposal set out in this Agreement, and represents that the Company Board, at a meeting duly called and held on December [14], 2004, subject to the terms and conditions set forth herein, has unanimously: (i) determined that this Agreement and the transactions contemplated hereby, including the Purchase, the Offer and the Exchange Proposal, are in the best interests of the Company; (ii) approved this Agreement and the transactions contemplated hereby; and (iii) resolved to recommend that the holders of Company Common Shares accept the Offer.

     (b) In connection with the Offer, the Company shall, promptly following a request by Purchaser, furnish Purchaser with such information, including updated lists of the shareholders and optionholders of the Company and updated lists of Shares and Company Options held by such shareholders and optionholders, and such assistance as Purchaser or its agents may reasonably request in communicating the Offer to the record holders of the Shares. Subject to any applicable Laws, and except for such steps as are necessary to disseminate the Offer Documents and any other documents necessary to consummate the Offer and the Exchange Proposal, Purchaser and its agents shall hold in confidence the information contained in any such listings and files, will use such information only in connection with the Offer and the Exchange Proposal and, if this Agreement shall be terminated prior to the consummation of the Offer, will deliver, and will use its reasonable best efforts to cause its agents to deliver, to the Company all copies and any extracts or summaries from such information then in their possession or control.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF PURCHASER

     Purchaser represents and warrants to the Company and NVP that, on the date hereof:

     SECTION 3.1 Organization.

     Purchaser (i) is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation, (ii) has the requisite corporate or other power and authority to own, lease and operate its assets and property and to carry on its business as now being conducted, and (iii) is duly qualified or licensed as a foreign corporation to do business, and is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, other than in such jurisdictions where the failure to be so qualified or licensed or to be in good standing, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Purchaser. For the purposes of this Agreement, “Material Adverse Effect” with respect to any party, means any change, effect, event, occurrence, state of facts or development (i) that is, or is reasonably likely to be, materially adverse to the value, condition (financial or otherwise), business or results of operations of such party or (ii) that will, or is reasonably likely to, impair the ability of such party to perform its obligations under this Agreement or prevent or materially delay consummation of any of the transactions contemplated by this Agreement; provided, however, that in the case of clause (i), no adverse change, effect, event, occurrence, state of facts or development attributable to conditions affecting the United States or the United Kingdom economy as a whole that is not unique to such party, and that does not disproportionately affect such party shall be deemed in itself, either alone or in combination, to constitute, and no such change, effect, event, occurrence, state of facts or development shall be taken into account in determining whether there has been or will be a Material Adverse Effect.

     SECTION 3.2 Authority and Enforceability.

     Purchaser has all requisite corporate power and authority to enter into this Agreement and the other documents to be executed by Purchaser pursuant to this Agreement (the “Purchaser Documents”) and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and the Purchaser Documents and the consummation by Purchaser of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action on the part of Purchaser. Purchaser does not require stockholder approval prior to the execution and delivery of this Agreement and the other Purchaser Documents and the consummation of the transactions contemplated hereunder and thereunder. This Agreement and Purchaser Documents have been or will, subject to this Agreement, be duly executed and delivered by Purchaser and, assuming due authorization, execution and delivery by the other parties hereto and thereto, constitute the valid and binding obligations of Purchaser enforceable against Purchaser in accordance with their terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and other similar laws of general applicability relating to or affecting creditors’ rights generally and by the application of general principles of equity.

     SECTION 3.3 No Conflicts; Required Filings and Consent.

     (a) The execution and delivery of this Agreement and the Purchaser Documents by Purchaser does not, and the consummation by Purchaser of the transactions contemplated hereby and thereby will not, conflict with, or result in a violation of, any provision of the Certificate of Incorporation or Bylaws of Purchaser, as amended to date and as currently in full force and effect.

     (b) No consent, approval, order or authorization of, or registration, declaration or filing with, any court, administrative agency or commission or other governmental authority or instrumentality, foreign or domestic (“Governmental Entity”), is required to be obtained or made, at or prior to the Closing Date, by or with respect to Purchaser in connection with the execution and delivery of this Agreement and Purchaser Documents by Purchaser or the consummation by Purchaser of the transactions contemplated hereby and thereby, except for (i) such consents, approvals, orders, authorizations, registrations, declarations and filings as may be required by the United States Securities Exchange Act 1934, as amended (the “Exchange Act”), the United States Securities Act 1933, as amended (the “Securities Act”) and the rules and regulations promulgated thereunder, applicable state securities laws and the securities (or related) laws of any foreign country, (ii) such filings as may be required under the rules and regulations of Nasdaq, (iii) such filings as may be required under any non-U.S. competition laws and (iv) such filings as may be required pursuant to the Companies Act.

     SECTION 3.4 Issuance of Consideration Stock.

     On the Closing Date the Consideration Stock issued pursuant to this Agreement and the Offer will be duly and validly issued, fully paid and non-assessable, free and clear of any liens, claims, options, charges, security interest, equities, warrants, right to purchase (including, without limitation, restrictions on rights of disposition other than those imposed by applicable securities laws), third party rights of any nature or other encumbrances (collectively, “Encumbrances”) imposed by Purchaser, except as contemplated hereby.

     SECTION 3.5 SEC Filings.

     Purchaser has filed or furnished all reports required to be filed or furnished by it with the SEC during the twelve-month period preceding the date of this Agreement (the “SEC Filings”). The SEC Filings (i) were prepared in accordance with the requirements of the Exchange Act and the rules and regulations promulgated thereunder and (ii) did not, at the time they were filed, contain any untrue statements of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. The financial statements (including the related notes) of Purchaser included in the SEC Filings complied, when filed, as to form in all material respects with application accounting requirements and published rules and regulations of the SEC with respect thereto, were prepared in accordance with United States generally accepted accounting principals (“US GAAP”) (except, in the case of unaudited statements, as permitted by Form 10-Q of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly presented in all material respects the consolidated financial position of Purchaser and its consolidated subsidiaries as of the dates thereof and their consolidated results of operations and cash flow for the periods then ended (subject, in the case of unaudited statements, to normal and recurring year-end audit adjustments and the absence of footnotes).

     SECTION 3.6 Litigation.

     Except as disclosed in Purchaser’s SEC Filings filed prior to the date hereof, there is no action, suit, investigation, claim, arbitration or litigation pending or, to the knowledge of Purchaser, threatened against or involving Purchaser or its assets or the business and operations of Purchaser, at law or in equity, or before or by any Governmental Entity that is reasonably likely to result in a Material Adverse Effect on Purchaser. Except under proceedings that have been disclosed in Purchaser’s SEC Filings filed prior to the date hereof, as of the date hereof, Purchaser is not operating under nor is it subject to any judgment, writ, order, injunction, award or decree of any court, judge, justice or Governmental Entity, including any bankruptcy court or judge, that is reasonably likely to have a material impact on its operations.

     SECTION 3.7 Capitalization.

     The authorized capital stock of Purchaser consists of 250,000,000 shares of common stock, $0.0001 par value per share, of which 54,799,094 shares are issued and outstanding as of December 13, 2004 and 10,000,000 shares of Preferred Stock, par value $0.0001 per share, of which 44,248 have been designated as Purchaser Series A-1 Preferred Stock, 44,248 have been designated as Purchaser Series A-2 Preferred Stock, 4,868 have been designated as Purchaser Series B-1 Preferred Stock and 4,868 have been designated as Purchaser Series B-2 Preferred Stock. None of Purchaser’s shares of Preferred Stock are issued and outstanding. As of December 13, 2004, except (i) as described in public statements by Purchaser or in its SEC Filings announced, filed or furnished, as the case may be, prior to the date of this Agreement, (ii) for shares issuable in hereunder and under the Offer Documents, and (iii) for 8,352,328 shares issuable under outstanding stock options and 1,201,569 shares issuable under stock purchase plans, there are no options, warrants or other agreements obligating Purchaser to issue or sell any shares of capital stock of, or other equity interests in Purchaser. Except as disclosed in the SEC Filings, as of the date hereof, there are no outstanding obligations of Purchaser to repurchase, redeem or otherwise acquire any shares of its capital stock. All of the issued and outstanding shares of Purchaser’s capital stock have been duly authorized and validly issued in accordance with applicable laws and are fully paid and non-assessable and not subject to preemptive rights.

     SECTION 3.8 Absence of Certain Changes or Events.

     Since September 30, 2004, except as described in public statements by Purchaser or in its SEC Filings announced, filed or furnished, as the case may be, prior to the date of this Agreement, there has not been: (i) any Material Adverse Effect on Purchaser, (ii) any declaration, setting aside or payment of any dividend on, or other distribution (whether in cash, stock or property) in respect of any of Purchaser’s capital stock, or any purchase, redemption or other acquisition by Purchaser of any of Purchaser’s capital stock or any other securities of Purchaser or any options, warrants, calls or rights to acquire any such shares or other securities except for repurchases from employees following their termination pursuant to the terms of their pre-existing stock option or purchase agreements, (iii) any split, combination or reclassification of any of Purchaser’s capital stock, or (iv) any material change by Purchaser in its accounting methods, principles or practices, except as required by concurrent changes in US GAAP, SEC rules and regulations and related interpretations.

ARTICLE IV

COVENANTS

     SECTION 4.1 Conduct of Business.

     During the period from the date of this Agreement to the earlier of the Closing Date or the termination of this Agreement, the Company shall, and NVP shall procure that the Company shall, carry on its business in the ordinary course in substantially the same manner as heretofore conducted and, to the extent consistent with such ordinary course, use all reasonable efforts to preserve intact its current business organizations, keep available the services of its current officers and employees (as a group) and preserve its relationships with customers, suppliers, licensors, licensees, distributors and others having business dealings with it. Without limiting the generality of the foregoing, during the period from the date of this Agreement to the earlier of the Closing Date or the termination of this Agreement, the Company shall not and NVP shall procure that the Company shall not, without the prior written approval of Purchaser, except pursuant to the express terms of this Agreement:

     (a) (i) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock or property) in respect of, any of its capital stock, (ii) adjust, split, combine, convert or reclassify any of its capital stock or issue, commit to issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or (iii) purchase, redeem or otherwise acquire any shares of capital stock of the Company or any other securities thereof or any rights, warrants or options to acquire any such shares or other securities, provided that the foregoing shall not prohibit the Company from making repurchases from employees following the termination of their employment with the Company pursuant to the terms of preexisting agreements or past practice of the Company at prices not exceeding fair market value on the date of such repurchase;

     (b) issue, commit to issue, authorize the issuance of, deliver, sell, pledge, grant options over or otherwise encumber any of its share capital, any other voting securities or any securities convertible into, or any rights, warrants or options, including Company Options, to acquire, any such shares, voting securities or convertible securities (other than the issuance of Shares upon the exercise of Company Options outstanding as of the date hereof);

     (c) amend its Memorandum of Association, Articles of Association or other comparable charter or organizational documents;

     (d) mortgage or otherwise encumber or subject to any Encumbrance or, except in the ordinary course of business consistent with past practice and pursuant to existing contracts or commitments, sell, lease, transfer or otherwise dispose of any properties or assets other than in the ordinary course of business consistent with past practices;

     (e) incur, assume, guarantee or become obligated with respect to any indebtedness, or incur, assume, guarantee or become obligated with respect to any other obligations other than obligations for (i)

trade payables and (ii) amounts due as normal salaries, in each case in the ordinary course of business consistent with past practice;

     (f) make or agree to make any new capital expenditures or acquisition of assets or property or other acquisitions or commitments in excess of $10,000 individually or $50,000 in the aggregate payable in any calendar month over the term of any such agreement or commitment or otherwise acquire or agree to acquire any material assets or property other than in the ordinary course and consistent with past practice;

     (g) make any tax election or take any tax position (unless required by law) or change its fiscal year or accounting methods, policies or practices (except as required by changes in UK generally accepted accounting practice) or settle or compromise any income tax liability;

     (h) make any loan, advance or capital contributions to or investment in any person or entity;

     (i) pay, discharge or satisfy any claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction thereof, in the ordinary course of business consistent with past practice and in accordance with their terms, modify, amend or terminate any material contract or agreement to which it is a party (including without limitation any agreement between the Company and British Telecommunications plc or one of its affiliated entities), or release or waive any material rights or claim, or waive the benefits of, or agree to modify in any manner, any confidentiality, standstill or similar agreement to which the Company is a party;

     (j) (i) except as required by any written agreement entered into prior to the date hereof, each of which is listed on the Disclosure Letter (as defined in the Deed of Warranty), grant to any current or former director, officer or employee of, or contractor or consultant to, the Company any increase in compensation (cash, equity or otherwise) or benefits, (ii) grant to any such current or former director, officer, employee contractor or consultant any increase in severance or termination pay (cash, equity or otherwise) or adopt any new severance plan or amend or modify in any respect any severance plan, agreement or arrangement existing on the date hereof, (iii) adopt or amend any Company pension or retirement plan or enter into any employment, deferred compensation, severance or termination agreement or arrangement with or for the benefit of any such current or former director, officer, or employee, except to the extent necessary to maintain their compliance with applicable Laws, (iv) waive any stock repurchase or offer right, accelerate, amend or change the period of exercisability of options or restricted stock, or reprice options granted under any employee, consultant, director or other stock plan or authorize cash payments in exchange for any options granted under any such plans; provided, however, that the Company may register the transfer to NVP of up to 555,657 Company Common Shares from certain of the Warrantors (as defined in the Deed of Warranty), (v) hire or offer to hire any employee or independent contractors;

     (k) transfer or license to any person or entity or otherwise extend, amend or modify any rights to the Intellectual Property (as defined in the Warranty Deed), or enter into grants to transfer or license to any person future rights to the Intellectual Property (including, without limitation, with respect to any rights to the Intellectual Property granted or licensed to British Telecom) other than non-exclusive, end-user, client-server licenses of the Company’s existing commercially available software products in object code only and without any escrow or obligation to escrow any source code of the Company in connection with sales of the Company products and services in the ordinary course of business consistent with past practice;

     (l) enter into any contract or commitment (i) with aggregate commitments of the Company in excess of $75,000 or (ii) other than in the ordinary course of business, consistent with past practice;

     (m) (i) take or agree or commit to take any action that would make any representation or warranty of the signatories to the Deed of Warranty under the Deed of Warranty inaccurate in any material respect at, or as of any time prior to, the Closing Date or (ii) omit or agree or commit to omit to take any action necessary to prevent any such representation or warranty from being inaccurate in any material respect at any such time;

     (n) acquire (including without limitation by merger, consolidation or acquisition of stock or assets) any corporation, partnership, other business organization or any division thereof or any material amount of assets;

     (o) commence or settle any litigation, other than to enforce the Company’s rights under this Agreement or otherwise in respect of the transactions contemplated hereby; or

     (p) authorize any of, or commit or agree to take any of, the foregoing actions.

     SECTION 4.2 Access to Information.

     From the date hereof until the Closing Date, the Company will give Purchaser, its counsel, financial advisors, auditors and other authorized representatives full access (during normal business hours and upon reasonable notice) to the offices, properties, officers, employees, accountants, auditors, counsel and other representatives, books and records of the Company, will furnish to Purchaser, its counsel, financial advisors, auditors and other authorized representatives such financial, operating and property related data and other information as such persons may reasonably request, and will instruct the Company’s employees, counsel and financial advisors to cooperate with Purchaser in its investigation of the business of the Company.

     SECTION 4.3 No Solicitation.

     The Company and NVP agree that neither the Company, NVP nor any of their respective officers, directors, employees, agents and representatives (including, without limitation, any investment banker, attorney or accountant retained by the Company or NVP) shall, (i) initiate, continue, solicit or encourage, directly or indirectly, any inquiries or the making of any proposal or offer (including, without limitation, any proposal or offer to shareholders of the Company) with respect to a merger, consolidation or similar transaction involving, any purchase of all or any significant portion of the assets or securities of, the Company involving any person other than Purchaser (any such proposal or offer being hereinafter referred to as a “Company Acquisition Proposal”), or (ii) engage in any negotiations concerning, or provide any confidential information or data to, or have any discussions with, any person relating to a Company Acquisition Proposal, or otherwise facilitate any effort or attempt to make or implement a Company Acquisition Proposal or enter into any agreement or understanding with any other person or entity with the intent to effect any Company Acquisition Proposal. The Company and NVP will take all necessary steps to inform the individuals or entities referred to in the first sentence hereof of the obligations undertaken in this Section 4.3. The Company and NVP will notify Purchaser promptly, orally and in writing (including the names of any party making, the principal terms of, and any written materials provided in connection with, any such proposal, request or inquiry), if any such inquiries or proposals are received by, any such information is requested from, or any such negotiations or discussions are sought to be initiated or continued with the Company or NVP. Immediately following the execution of this Agreement, the Company and NVP will terminate any discussions with any person considering an acquisition of the Company or any portion thereof, including the acquisition of capital stock of the Company from the Company or NVP, and will request each person who has heretofore executed a confidentiality agreement in connection with its consideration of acquiring the Company or any portion thereof, including the acquisition of capital stock of the Company from the Company or NVP, to return all confidential information heretofore furnished to such person by or on behalf of the Company or NVP. The Company and NVP will keep Purchaser fully and promptly informed of the status and details (including amendments or proposed amendments) of, any such request, proposal or inquiry.

     SECTION 4.4 Listing of Additional Shares.

     If required by applicable Law or the rules and regulations of Nasdaq, Purchaser shall file with Nasdaq no later than fifteen (15) calendar days prior to the Closing Date a Notification Form: Listing of Additional Shares for the listing of Purchaser Common Stock to be issued in connection with the transactions contemplated by this Agreement.

     SECTION 4.5 Reasonable Efforts; Notification.

     (a) Subject to Section 4.5(b) below, each of the parties agrees to use reasonable efforts to take, or cause to be taken, all other actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all other things reasonably necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable the Purchase, the Offer and the other transactions contemplated by this Agreement, including (i) the obtaining of all other necessary actions or nonactions, waivers, consents and approvals from Governmental Entities and the making of all other necessary registrations and filings (including other filings with Governmental Entities, if any), (ii) the obtaining of all necessary consents, approvals or waivers from third parties, and (iii) the execution and delivery of any additional instruments necessary to consummate the transactions contemplated by, and to fully carry out the purposes of, this Agreement.

     (b) Notwithstanding the foregoing, promptly following the date hereof, Purchaser and the Company agree to fully cooperate with one another and shall each use their reasonable best efforts to identify the detailed steps, actions, documents and procedures necessary or desirable to effect the Offer, the registration of the Registrable Shares and the other transactions contemplated by this Agreement, and shall negotiate in good faith such amendments or additions to Sections 2.1(a) and Sections 2.1(c) through (j) of this Agreement, whether required by Law or otherwise, as the parties shall agree are necessary or advisable to effect the transactions contemplated by this Agreement in the most expeditious manner possible.

     (c) Between the date hereof and the earlier to occur of the Closing Date and the termination of this Agreement pursuant to Section 5.1 hereof, each party to this Agreement shall promptly notify the other parties to this Agreement of (i) any representation or warranty made by it contained in this Agreement or the Deed of Warranty becoming untrue or inaccurate in any respect or (ii) the failure by it to comply with or satisfy in any respect any covenant, condition or agreement to be compiled with or satisfied by it under this Agreement or the Deed of Warranty; provided, however, that no such notification shall affect the representations, warranties, covenants or agreements of the parties or the conditions to the obligations of the parties under this Agreement or the Deed of Warranty.

     (d) Each party to this Agreement shall give prompt notice to the other parties to this Agreement of (i) any notice or other communication from any person alleging that the consent of such person is or may be required in connection with the transactions contemplated by this Agreement and (ii) any notice or other communication from any Governmental Entity in connection with the transactions contemplated by this Agreement.

     SECTION 4.6 Public Announcements.

     Purchaser, on the one hand, and the Company, on the other hand, will consult with each other before issuing, and provide each other the opportunity to review and comment upon, any press release or other public statements with respect to the transactions contemplated by this Agreement or with respect to, or relating to, the business of Purchaser or the Company, as applicable, and shall not issue any such press release with respect to the transactions contemplated by this Agreement or make any such public statement with respect to the transactions contemplated by this Agreement without the prior consent of the other party, except as may be required by applicable Laws, court process or by obligations pursuant to any listing agreement with any national securities exchange or with Nasdaq. NVP shall not issue any press release or make any other public statement or disclose to any person (other than its general or limited partners, employees, officers, advisors and representatives who have a need to know such information and who undertake to keep the same confidential) any information with respect to the transactions contemplated by this Agreement without the prior written consent of Purchaser and the Company, except as may be required by applicable Laws, court process or by obligations pursuant to any listing agreement with any national securities exchange or Nasdaq. Without limiting the generality of the foregoing, the parties agree that the initial press release to be issued with respect to the transactions contemplated by this Agreement will be in a form to be reasonably agreed to by the parties.

     SECTION 4.7 Certain Tax Matters.

     (a) This Agreement is intended to constitute a “plan of reorganization” within the meaning of section 1.368-2(g) of the income tax regulations promulgated under the Code. Unless otherwise required by Law, the parties shall not take a position on any Tax Return or in any proceeding relating to the Taxation consequences of the transaction contemplated hereby inconsistent with this Section 4.7. For the purposes of this Agreement, “Taxation” shall mean all forms of taxation and statutory, governmental, supra governmental, state, provincial, local governmental or municipal impositions, duties, contributions and levies (including withholdings and deductions), whether of the United States, the United Kingdom or elsewhere in the world, whenever imposed and however arising any charge or other encumbrance, relating thereto; provided that a reference to Taxation shall not extend to stamp duty or penalties or interest in respect thereof. “Tax Returns” shall mean returns, reports and information statements, including any schedule or attachment thereto, with respect to Taxation required to be filed with the United States Internal Revenue Service or any other governmental or taxing authority or agency, domestic or foreign, including consolidated, combined and unitary returns.

     (b) In the period prior to the Closing Date, the Company and/or NVP shall be entitled to seek confirmation from the Inland Revenue pursuant to Section 138 of the TCGA that the sale of the Shares in exchange of Consideration Stock pursuant to the Purchase and the Offer will be effected for bona fide commercial reasons and will not form part of any such scheme or arrangement as is mentioned in Section 137(l) of the TCGA and that, therefore, the proposed share exchange qualifies for roll-over relief from capital gains tax pursuant to Section 135 of the TCGA.

     SECTION 4.8 Registration of Purchaser Common Stock.

     (a) Registrable Shares. For purposes of this Agreement, “Registrable Shares” shall mean the shares of Purchaser Common Stock issued in the Purchase and the Offer, but excluding shares of Purchaser Common Stock issued in the Purchase and the Offer that have been sold or otherwise transferred by the stockholders of the Company who initially received such shares in the Purchase and the Offer in violation of this Agreement, the Company Support Agreement or applicable law. For the avoidance of doubt, Registrable Shares shall not include any shares of Purchaser Series A-1 Preferred Stock, Purchaser Series A-2 Preferred Stock, Purchaser Series B-1 Preferred Stock or Purchaser Series B-2 Preferred Stock issued in the Purchase and/or the Offer.

     (b) Required Registration. Purchaser shall use its commercially reasonable efforts to prepare and file with the SEC a registration statement on Form S-3 (or such successor or other appropriate form) under the Securities Act with respect to the Registrable Shares (the “Registration Statement”) on or prior to March 31, 2005, and to cause such Registration Statement to be declared effective by the SEC as promptly as practicable thereafter. Purchaser shall deliver to each holder of Registrable Shares, including any permitted transferees reflected in the stockholder records of Purchaser (each, a “Holder”), in writing at the address set forth in the stockholder records of Purchaser, notice that such Registration Statement has been declared effective by the SEC within two (2) Business Days following such declaration by the SEC.

     (c) Effectiveness; Suspension Right.

          (i) Purchaser will use commercially reasonable efforts to maintain the effectiveness of the Registration Statement until the first anniversary of the Closing Date (the “Registration Effective Period”), and during such Registration Effective Period, (a) prepare and file with the SEC such amendments (including post-effective amendments) to the Registration Statement and supplements to the prospectus contained therein as may be necessary to keep the Registration Statement continuously effective and in compliance with the provisions of the Securities Act applicable thereto so as to permit the prospectus forming a part thereof to be current and usable by the Holders for resales of the Registrable Shares and (b) take all lawful action such that the Registration Statement and any amendment thereto does not, when it becomes effective, and any prospectus forming a part of the Registration Statement and any amendment thereto does not, as of the date of delivery to the Holder, contain an untrue statement of material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading subject in each case to the following limitations and qualifications.

          (ii) Following the date on which the Registration Statement is first declared effective, the Holders will be permitted (subject in all cases to Section 4.9(a) and Section 4.10 below) to offer and sell Registrable Shares during the Registration Effective Period in the manner described in the Registration Statement provided that the Registration Statement remains effective and has not been suspended.

          (iii) Notwithstanding any other provision of this Section 4.8 but subject to Section 4.9, Purchaser shall have the right at any time to require that all Holders suspend further open market offers and sales of Registrable Shares whenever, and only for so long as, in the reasonable judgment of Purchaser after consultation with counsel there is in existence material undisclosed information or events with respect to Purchaser (the “Suspension Right”). In the event Purchaser exercises the Suspension Right, such suspension will continue only for the period of time reasonably necessary for disclosure to occur at a time that is not materially detrimental to Purchaser and its stockholders or until such time as the information or event is no longer material, each as determined in good faith by Purchaser. Purchaser will use commercially reasonable efforts to minimize the duration of any such suspension period. In the event that the suspension period extends for more than 20 days following the date that Purchaser receives a notice from a Holder pursuant to Section 4.9(a) below of such Holder’s intent to sell Registrable Shares, Purchaser shall provide the Warrantors’ Representative with a written communication from Purchaser’s general counsel or outside corporate counsel to the effect that the facts and circumstances giving rise to the invocation of the Suspension Right have been reviewed with the Chief Executive Officer of Purchaser and the Chief Executive Officer (in consultation with the board of directors of Purchaser to the extent deemed necessary or advisable by the Chief Executive Officer) has concluded that (a) there exists a existence material undisclosed information or events with respect to Purchaser and (b) disclosure at the time of such communication would be materially detrimental to Purchaser. The Warrantors’ Representative shall keep such communication confidential and, for avoidance of doubt, it is specifically understood that such communication need not disclose the material information in question. Purchaser covenants that it shall make its determinations with respect to the invocation of the Suspension Right consistent with its practices prior to the date of this Agreement or as such practices may be modified by new laws or regulations arising after the date of this Agreement or by modifications to laws or regulations existing as of the date of this Agreement. The Suspension Right shall not be invoked during any period when officers or directors of the Purchaser are permitted to trade in the Purchaser’s stock.

     (d) Expenses. The costs and expenses to be borne by Purchaser for purposes of this Section 4.8 shall include, without limitation, printing expenses (including a reasonable number of prospectuses for circulation by the selling stockholders), legal fees and disbursements of counsel for Purchaser and of one counsel for the selling Holders, “blue sky” expenses, accounting fees and filing fees, but shall not include underwriting commissions or similar charges; provided however, that Purchaser shall not bear any costs with respect to the legal fees and disbursements of the one counsel for the selling Holders in excess of $20,000 (the “Stockholder Registration Statement Expenses Amount”). The Stockholder Registration Statement Expenses Amount shall be deemed to be a “Company Expense” and shall be accrued for and taken into account for purposes of calculating the Preliminary Purchase Price Adjustment and Final Purchase Price Adjustment.

     (e) Indemnification.

          (i) To the extent permitted by Law, Purchaser will indemnify and hold harmless each Holder, any underwriter (as defined in the Securities Act) for such Holder, its officers, directors, stockholders or partners and each person, if any, who controls such stockholder or underwriter within the meaning of the Securities Act or the Exchange Act, against any losses, claims, damages, or liabilities (joint or several) to which they may become subject under the Securities Act, the Exchange Act or other federal or state law, insofar as such losses, claims, damages, or liabilities (or actions in respect thereof) arise out of or are based upon any of the following statements, omissions or violations (collectively a “Violation”): (A) any Registration Statement, including any preliminary prospectus or final prospectus contained therein or any amendments or supplements thereto, (B) the omission or alleged omission to state therein a material fact required to be stated therein, or necessary to make the statements therein not misleading, or (C) any violation or alleged violation by Purchaser of the Securities Act, the Exchange Act, any state securities law or any rule or regulation promulgated under the Securities Act, the Exchange Act or any state securities law; and Purchaser will pay to each such Holder (and its officers, directors, stockholders or partners), underwriter or controlling person, any legal or other expenses reasonably incurred by them in connection with the investigating or defending of any such loss, claim, damage, liability, or action; provided, however, that the indemnity agreement contained in this Section 4.8(e)(i) shall not apply to amounts paid in settlement of any such loss, claim, damage, liability, or action if such settlement is effected without the consent of Purchaser; nor shall Purchaser be liable in any such case for any such loss, claim, damage, liability, or action to the extent that it arises out of or is based upon (a) a Violation which occurs in reliance upon and in conformity with written information furnished expressly for use in the Registration Statement by any such Holder, or (b) a Violation that would not have occurred if such Holder had delivered to the purchaser the version of the prospectus most recently made available by Purchaser to the Holder as of the date of such sale.

          (ii) To the extent permitted by law, each Holder will indemnify and hold harmless Purchaser, each of its directors, each of its officers who has signed the Registration Statement, each person, if any, who controls Purchaser within the meaning of the Securities Act, any underwriter, any other Holder selling securities pursuant to the Registration Statement and any controlling person of any such underwriter or other stockholder, against any losses, claims, damages, or liabilities (joint or several) to which any of the foregoing persons may become subject, under the Securities Act, the Exchange Act or other federal or state law, insofar as such losses, claims, damages, or liabilities (or action in respect thereto) arise out of or are based upon any Violation (which includes without limitation the failure of such stockholder to comply with the prospectus delivery requirements under the Securities Act, and the failure of such stockholder to deliver the most current prospectus made available by Purchaser prior to such sale), in each case to the extent (and only to the extent) that such Violation occurs in reliance upon and in conformity with written information furnished by such stockholder expressly for use in the Registration Statement or such Violation is caused by such stockholder’s failure to deliver to the purchaser of the stockholder’s Registrable Shares a prospectus (or amendment or supplement thereto) that had been made available to such stockholder by Purchaser; and such stockholder will pay any legal or other expenses reasonably incurred by any person intended to be indemnified pursuant to this Section 4.8(e)(ii) in connection with investigating or defending any such loss, claim, damage, liability, or action; provided, however, that the indemnity agreement contained in this Section 4.8(e)(ii) shall not apply to amounts paid in settlement of any such loss, claim, damage, liability or action if such settlement is effected without the consent of Warrantors’ Representative, which consent shall not be unreasonably withheld. The aggregate indemnification and contribution liability of such stockholder under this Section 4.8(e)(ii) shall not exceed the net proceeds received by such stockholder in connection with sale of Registrable Shares pursuant to the Registration Statement.

          (iii) Each person entitled to indemnification under this Section 4.8(e) (the “Indemnified Party”) shall give notice to the party required to provide indemnification (the “Indemnifying Party”) promptly after such Indemnified Party has actual knowledge of any claim as to which indemnity may be sought and shall permit the Indemnifying Party to assume the defense of any such claim and any litigation resulting therefrom, provided that counsel for the Indemnifying Party who conducts the defense of such claim or any litigation resulting therefrom shall be approved by the Indemnified Party (whose approval shall not unreasonably be withheld), and the Indemnified Party may participate in such defense at such party’s expense, and provided further that the failure of any Indemnified party to give notice as provided herein shall not relieve the Indemnifying Party of its obligations under this Section 4.8 unless the Indemnifying Party is materially prejudiced thereby. No Indemnifying Party, in the defense of any such claim or litigation, shall (except with the consent of each Indemnified Party) consent to entry of any judgment or enter into any settlement that does not include as an unconditional term thereof the giving by the claimant or plaintiff to such Indemnified Party of a release from all liability in respect to such claim or litigation. Each Indemnified Party shall furnish such information regarding itself or the claim in question as an Indemnifying Party may reasonably request in writing and as shall be reasonably required in connection with the defense of such claim and litigation resulting therefrom.

          (iv) To the extent that the indemnification provided for in this Section 4.8(e) is held by a court of competent jurisdiction to be unavailable to an Indemnified Party with respect to any loss, liability, claim, damage or expense referred to herein, then the Indemnifying Party, in lieu of indemnifying such Indemnified Party hereunder, shall contribute to the amount paid or payable, by such Indemnified Party as a result of such loss, liability, claim, damage or expense in such proportion as is appropriate to reflect the relative fault of the Indemnifying Party on the one hand and of the Indemnified Party on the other in connection with the statements or omissions which resulted in such loss, liability, claim, damage or expense, as well as any other relevant equitable considerations. The relative fault of the Indemnifying Party and of the Indemnified Party shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the Indemnifying Party or by the Indemnified Party and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement of omission.

     SECTION 4.9 Procedures for Sale of Purchaser Common Stock.

     (a) Notice and Approval. If any Holder shall propose to sell any Registrable Shares pursuant to the Registration Statement, it shall notify Purchaser of its intent to do so (including the proposed manner and timing of all sales) at least five (5) full trading days prior to such sale, and the provision of such notice to Purchaser shall conclusively be deemed to establish and reconfirm an agreement by such stockholder to comply with the registration provisions set forth in this Agreement. Unless otherwise specified in such notice, such notice shall be deemed to constitute a representation that any information previously supplied by such Holder expressly for inclusion in the Registration Statement (as the same may have been superseded by subsequent such information) is accurate as of the date of such notice. At any time within such five (5) trading day period, Purchaser may delay the resale by such Holder of any Registrable Shares pursuant to the Registration Statement by invoking the Suspension Right if permitted to do so; provided, however, that in order to exercise this right, Purchaser must deliver a certificate in writing to the Holder to such effect not later than the close of business on the second trading day following receipt of any notice from any Holder indicating an intent to sell any Registrable Shares, provided that such notice from such Holder shall have included a working facsimile number for purposes of delivery of such response from Purchaser. Purchaser shall keep and hold confidential any information set forth in any notice of a Holder delivered pursuant to this Section 4.9(a).

     (b) Purchaser Obligations. In connection with the registration of the Registrable Shares, Purchaser shall use its commercially reasonable efforts to:

          (i) during the Registration Effective Period, comply with the provisions of the Securities Act with respect to the Registrable Shares covered by the Registration Statement;

          (ii) furnish to each Holder, (A) as soon as reasonably practicable after the Registration Statement is filed with the SEC, one copy of the Registration Statement, each prospectus forming a part of the Registration Statement, and each amendment or supplement thereto, and (B) following the effective date of the Registration Statement, such number of copies of the prospectus and all amendments and supplements thereto and such other documents, as such Holder may reasonably request in order to facilitate the disposition of the Registrable Shares owned by such Holder;

          (iii) (a) register or qualify the Registrable Shares covered by the Registration Statement under such securities or “Blue Sky” laws of all jurisdictions requiring Blue Sky registration or qualification, (b) prepare and file in such jurisdictions such amendments (including post-effective amendments) and supplements to such registrations and qualifications as may be necessary to maintain the effectiveness thereof at all times during the Registration Effective Period, (c) take all such other lawful actions as may be necessary to maintain such registrations and qualifications in effect at all times during the Registration Effective Period, and (d) take all such other lawful actions reasonably necessary or advisable to qualify the Registrable Shares for sale in such jurisdictions; provided, however, that Purchaser shall not be required in connection therewith or as a condition thereto to (I) qualify to do business in any jurisdiction where it would not otherwise be required to qualify but for this Section 4.9(b)(iii) or (II) file a general consent to service of process in any such jurisdiction;

          (iv) subject to the terms of the Offer Documents, cooperate with the Holders who hold Registrable Shares to facilitate the timely preparation and delivery of certificates for the Registrable Shares and enable such certificates to be in such denominations or amounts, as the case may be, as the Holders reasonably may request and registered in such names as the Holders may request; and, within three (3) Business Days after the Registration Statement is declared effective by the SEC, deliver and cause legal counsel selected by Purchaser to deliver to the transfer agent for the Registrable Shares (with copies to the Holders) an appropriate instruction and, to the extent necessary, an opinion of such counsel, to facilitate the timely preparation and delivery of such certificates; and

     (v) subject to the terms of the Option Documents, take all such other lawful actions reasonably necessary to expedite and facilitate the disposition by the Holders of their Registrable Shares in accordance with the intended methods therefor provided in the prospectus which are customary under the circumstances, including without limitation providing reasonable assistance in confirming (assuming the same is true) that a Holder is not an “affiliate” of the Purchaser within the meaning of the Securities Act; provided, however, that such reasonable assistance shall not include in any case the preparation or delivery of an opinion of legal counsel with respect to any Holder’s status as an “affiliate”; provided, further, that upon the request of a Holder, and in Purchaser’s sole discretion and at Holder’s sole expense, Purchaser may elect to prepare and deliver such an opinion of legal counsel.

     SECTION 4.10 Obligations of the Holders.

     In connection with the registration of the Registrable Shares, the Holders shall have the following obligations, which obligations shall be several and not joint:

     (a) Prior to the first anticipated filing of the Registration Statement under Section 4.8 hereof, each Holder shall provide Purchaser with such information as may be required by Section 507 of Regulation S-K of the Securities Act, together with whatever confirmations, information requests, certificates or consents as may reasonably be requested by Purchaser.

     (b) Each Holder by its acceptance of the Registrable Shares agrees to cooperate with Purchaser in connection with the preparation of the Registration Statement under Section 4.8 hereof.

     (c) As promptly as practicable after becoming aware of such event, the relevant Holder shall notify Purchaser of the occurrence of any event, as a result of which the material submitted by such Holder for inclusion in the prospectus included in the Registration Statement, as then in effect, includes an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

     (d) Each Holder agrees that, following receipt of any notice from Purchaser of the occurrence of any event of the kind described in Section 4.9(a), it shall not dispose of Registrable Shares pursuant to the Registration Statement covering such Registrable Shares and, if so directed by Purchaser, such Holder shall deliver to Purchaser (at the expense of Purchaser) or destroy (and deliver to Purchaser a certificate of destruction) all copies in such Holder’s possession, of the prospectus, as amended or supplemented, covering such Registrable Shares current at the time of receipt of such notice.

     SECTION 4.11 Registration Statement on Form S-8.

     Not later than the effective date of the Registration Statement, Purchaser shall file a registration statement on Form S-8 (or any successor form) or another appropriate form with respect to Purchaser Common Stock issuable upon the exercise of Company Options exchanged pursuant to the Exchange Proposal and shall use its commercially reasonable efforts to maintain the effectiveness of such registration statement or registration statements for so long as such options remain outstanding.

     SECTION 4.12 Certificate of Designations.

     Prior to the Closing Date, Purchaser shall file with the Secretary of State of the State of Delaware a certificate of designation (“Certificate of Designation”) in the form attached hereto as Exhibit H, setting forth the rights, preferences, designations and powers of Purchaser Series A-1 Preferred Stock,

Purchaser Series A-2 Preferred Stock, Purchaser Series B-1 Preferred Stock and Purchaser Series B-2 Preferred Stock.

     SECTION 4.13 Escrow Agreement.

     Prior to the Closing Date, Purchaser and NVP (as Warrantors’ Representative) shall, and the parties hereto shall exercise their commercially reasonable efforts to cause Osborne Clarke to enter into an escrow agreement (the “Escrow Agreement”) in substantially the form attached hereto as Exhibit I.

     SECTION 4.14 Company Options.

     Purchaser hereby agrees that it will comply with the provisions of the Offer Documents relating to the Exchange Proposal insofar as those provisions relate to its obligations.

     SECTION 4.15 Bridge Loan.

     (a) Purchaser covenants and agrees that, from January 1, 2005 through the earlier to occur of the Closing Date or the termination of this Agreement pursuant to Section 5.1 hereof, Purchaser shall lend to the Company (i) those amounts set forth as payable for Week 1 and Week 2 of the operating plan (the “Operating Plan”) attached hereto as Exhibit J at the times and upon the conditions set forth in the Operating Plan and (ii) any additional amounts which shall be agreed between the parties in good faith, in writing, on a bi-weekly basis beginning on the date that is two weeks following the date of this Agreement (each such loan an “Operating Expense Advance” and, together with all such loans, the “Operating Expense Advances”); provided, however, that the aggregate Operating Expense Advances made by Purchaser to the Company pursuant to this Section 4.15(a) shall not exceed $2,000,000. Purchaser shall make each such Operating Expense Advances (including, without limitation, the Operating Expense Advances described in clause (i) above) on the Monday of each week upon presentation by the Company to Purchaser of an invoice for the agreed upon expenses for each such week. Each such Operating Expense Advance shall be evidenced by the execution of a secured promissory note, in form and substance to be mutually agreed between Purchaser and the Company, shall be secured by a first-priority lien on all of the assets of the Company and shall bear simple interest at the rate of 5% per annum. All Operating Expense Advances received by the Company shall be segregated by the Company in a bank account separate and apart from the Company’s other bank accounts and shall be separately accounted for on the financial books and records of the Company.

     (b) If the Closing takes place, upon the Closing, all Operating Expense Advances shall be deducted from (i) the Total Series A-1 Preferred Consideration and, (ii) to the extent such Total Series A-1 Preferred Consideration is insufficient, from the Total Series A-2 Preferred Consideration and, (iii) to the extent such Total Series A-1 Preferred Consideration and Total Series A-2 Preferred Consideration is insufficient, from the Total Common Shares. For avoidance of doubt, the deduction contemplated by the preceding sentence is provided for in the definitions set forth in Section 1.6, and no additional deduction is contemplated other than the deduction that will arise by operation of such definitions in determining the consideration payable pursuant to Sections 1.1, 2.1 and 2.1(e). If this Agreement is terminated pursuant to Section 5.1 hereof prior to the Closing taking place, then the principal amount of all Operating Expense Amounts, together with all accrued interest thereon through the Operating Expense Advance Maturity Date (as defined below), shall become due and payable on the date that is one hundred eighty (180) days following the date of termination of this Agreement (the “Operating Expense Advance Maturity Date”).

     (c) NVP hereby unconditionally covenants and agrees to, and does hereby, guaranty all of the Company’s obligations pursuant to this Section 4.15 and hereby agrees that in the event that the

Company fails to make the required payments on the Operating Expense Advance Maturity Date, Purchaser may proceed against NVP for payment of all outstanding Operating Expense Amount, and all interest accrued thereon, from and after the Operating Expense Advance Maturity Date. For avoidance of doubt, from and after the Closing Date, the guaranty provided in the preceding sentence shall be of no further force or effect.

     SECTION 4.16 Indemnification.

     (a) From and after the Closing for a period of six years, Purchaser shall cause the Company to fulfill the obligations of the Company to indemnify (including, if applicable, to advance expenses in respect to matters subject to indemnification to) each person who is or was a director or officer of the Company as of the date of this Agreement against losses such person may incur based upon matters existing or occurring prior to the Closing pursuant to any applicable indemnification agreements and any indemnification provision of the Company Articles of Memorandum of Organization or any other constituent documents as each is in effect on the date hereof.

     (b) If the Company or any of its successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of the Company assume, as a matter of law or otherwise, the obligations of the Company set forth in this Section 4.16.

ARTICLE V

TERMINATION

     SECTION 5.1 Termination.

     This Agreement may be terminated and the Offer may be abandoned at any time prior to the Closing Date:

     (a) by mutual written consent of Purchaser, the Company and NVP;

     (b) by either Purchaser or the Company, if the Offer shall have expired, terminated or been withdrawn in accordance with the terms of this Agreement resulting in Purchaser not having exchanged any Company Common Shares pursuant to the Offer (unless a principal cause of the Offer having expired or having been terminated or withdrawn is a breach by the party seeking to terminate this Agreement or the Offer of any of its obligations under this Agreement or the Offer);

     (c) by either Purchaser, the Company or NVP, if:

          (i) the Closing has not taken place on or before March 31, 2005 (the “Final Date”) (unless a principal cause of the Closing not having taken place by such date is a breach by the party seeking to terminate this Agreement of any of its obligations under this Agreement); or

          (ii) there shall be any Law that makes consummation of the Purchase and/or the Offer illegal or otherwise prohibited or if any judgment, injunction, order or decree enjoining Purchaser or the Company from consummating the Offer, or enjoining Purchaser or NVP from consummating the Purchase, is entered and such judgment, injunction, order or decree shall become final and non-appealable; or

     (d) by Purchaser, if an event or circumstance shall have occurred that makes satisfaction of or compliance with the conditions set forth in paragraphs of (b) or (c) of Annex A impossible, or if there shall have been a breach by the Company causing a failure of either of such conditions.

     SECTION 5.2 Effect of Termination.

     If this Agreement is terminated pursuant to Section 5.1, this Agreement shall become void and of no effect with no liability on the part of any party hereto or their respective officers and directors, except that the agreements contained in this Section 5.2 and in Sections 6.4 (Fees and Expenses), 6.6 (Governing Law) and the Confidentiality Agreement (as defined in Section 6.8 below) shall survive the termination hereof. Specifically, each party agrees that, prior to the Closing Date, termination of this Agreement shall be its sole and exclusive remedy for any nonwillful breach by any other party of its representations, warranties and covenants under this Agreement and the Deed of Warranty. Any such termination shall not relieve any party from liability for any willful breach of this Agreement or the Deed of Warranty.

ARTICLE VI

MISCELLANEOUS

     SECTION 6.1 Notices.

     All notices, requests and other communications to any party hereunder shall be in writing (including telecopy or similar writing) and shall be given:

     if to Purchaser, to:

@Road, Inc.
47200 Bayside Parkway
Fremont, CA 94538
USA
Facsimile: (510) 445-0785
Telephone: (510) 870-1100
Attn: Chief Executive Officer

     with a copy to:

@Road, Inc.
47200 Bayside Parkway
Fremont, CA 94538
USA
Facsimile: (510) 445-0498
Telephone: (510) 870-1273
Attn: General Counsel

     and with a copy to:

Heller Ehrman White &McAuliffe LP
275 Middlefield Road
Menlo Park, CA 94025
USA
Facsimile: (650) 324-0638
Telephone: (650) 324-7000
Attn: Steven J. Tonsfeldt

     if to the Company, to:

Vidus Limited
North Felaw Maltings
48 Felaw Street
Ipswich
Suffolk
IP2 8HE
England
Facsimile: 011 44 1473 696 444
Telephone: 011 44 1473 696 300
Attn: Martin Knestrick

     if to NVP, to:

New Venture Partners
98 Floral Avenue, Suite 201
Murray Hill, NJ 07974
USA
Facsimile: (908) 464-8131
Telephone: (908) 464-0900
Attn: Robert Rosenberg

     with a copy to:

New Venture Partners
98 Floral Avenue, Suite 201
Murray Hill, NJ 07974
USA
Facsimile: (908) 464-8131
Telephone: (908) 464-0900
Attn: Dror Futter

     and, in the case of notice to either the Company or NVP, a copy to:

Sonnenschein Nath & Rosenthal LLP
1221 Avenue of the Americas
New York, NY 10020
USA
Facsimile: (212) 768-6800
Telephone: (212) 768-6700
Attn: Michael Flynn

or such other address or facsimile number as such party may hereafter specify for the purpose by notice to the other party hereto. Each such notice, request or other communication shall be deemed to be properly delivered, given and received: (i) when delivered by hand; (ii) on the day sent by facsimile, provided that the sender has received confirmation of transmission as of or prior to 5:00 p.m. local time of the recipient, on such day; (iii) the first Business Day after sent by facsimile to the extent that (a) the sender has received confirmation of transmission after 5:00 p.m. local time of the recipient on the day sent by facsimile or (b) notice is sent on a day that is not a Business Day; or (iv) the third Business Day after sent by registered mail or by courier or express delivery service.

     SECTION 6.2 Survival; Limitation of Liability.

     (a) Other than those obligations of the parties that continue by their terms following the Closing Date, the obligations of the parties hereunder shall not survive the Closing Date.

     (b) The representations and warranties contained herein shall survive the Closing Date and shall terminate on March 31, 2006. Nothing in this section shall be construed to limit or affect in any manner the survival of the representations and warranties and agreements of NVP and the other parties to the Deed of Warranty set forth in the Deed of Warranty.

     (c) The aggregate liability of Purchaser in respect of any claim of damages resulting from Purchaser’s breach of the representations and warranties contained herein shall not exceed the face value of the preferred stock put into escrow pursuant to the Deed of Warranty and the Escrow Agreement; provided, however, that Purchaser shall not be liable for any claim of damages resulting from Purchaser’s breach of representations and warranties and agreements contained herein unless and until any such claim, when aggregated with all such claims, is equal to or exceeds £200,000 (in which case Purchaser shall be liable for the whole amount of any such claims and not simply the excess); provided, further, that the liability of Purchaser with respect to any claim of damages resulting from Purchaser’s breach of representations and warranties and agreements contained herein shall be reduced if and to the extent that the loss resulting from such damages shall have been otherwise recovered by NVP from Purchaser or otherwise.

     (d) Purchaser shall not be liable for any claim of damages resulting from Purchaser’s breach of representations and warranties contained herein unless Purchaser shall have received written notice of such claim from NVP not later than March 31, 2006.

     SECTION 6.3 Amendments; No Waivers.

     Any provision of this Agreement may be amended or waived prior to the Closing Date if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by the Company, NVP and Purchaser, or in the case of a waiver, by the party against whom the waiver is to be effective. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

     SECTION 6.4 Fees and Expenses.

     All costs and expenses incurred by Purchaser in connection with this Agreement shall be paid by Purchaser. All costs and expenses incurred by NVP or the Company in connection with this Agreement shall be paid by the party incurring such costs and expenses unless the Closing shall occur, in which event such costs and expenses shall be paid by Purchaser but shall be deemed to be “Company Expenses” and shall be accrued for and taken into account for purposes of calculating the Preliminary Purchase Price Adjustment and Final Purchase Price Adjustment.

     SECTION 6.5 Successors and Assigns; Parties in Interest.

     The provisions of this Agreement shall be binding, upon and inure to the benefit of the parties hereto and their respective successors and assigns, provided that no party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of the other parties hereto. Except as expressly set forth herein, nothing in this Agreement, express or implied, is intended to or shall confer upon any person not a party hereto any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, including to confer third party beneficiary rights.

     SECTION 6.6 Governing Law; Enforcement.

     This Agreement shall be construed in accordance with and governed by the laws of the State of Delaware, without regard to the conflict of laws principles thereof; provided, however, that the terms and provisions of this Agreement with respect to the implementation and provisions of the Offer shall be construed in accordance with and governed by the laws of England. Each of the parties hereto, (a) consents to submit itself to the personal jurisdiction of the Court of Chancery of the State of Delaware and Federal District Court for the District of Delaware in the event a dispute arises out of this Agreement or any agreement or transaction contemplated hereby (other than the Offer), (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (c) agrees that it will not bring any action relating to this Agreement or any agreement or transaction contemplated hereby (other than the Offer) in any court other than the Court of Chancery of the State of Delaware or Federal District Court for the District of Delaware and (d) waives any right to trial by jury with respect to any action related to or arising out of this Agreement or any agreement or transaction contemplated hereby.

     SECTION 6.7 Counterparts; Effectiveness; Interpretation.

     This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each party hereto shall have received counterparts hereof signed by all of the other parties hereto, which may be facsimile counterparts. When a reference is made in this Agreement to a Section, such reference shall be to a Section of this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”.

     SECTION 6.8 Entire Agreement.

     This Agreement, the other documents referred to herein, including without limitation the Company Support Agreements and the Deed of Warranty executed on the date hereof by Purchaser, NVP and the other signatories thereto, and the Mutual Nondisclosure Agreement between Purchaser and the Company dated November 4, 2003 (the “Confidentiality Agreement”) constitute the entire agreement among the parties hereto and supersede all prior agreements and understandings, both written and oral, among the parties hereto with respect to the subject matter hereof.

     SECTION 6.9 Definitions.

     The definitions used in this Agreement are defined in the following sections:

Defined Term	Section
agreed form	Section 1.3(a)
Aggregate Preferred Share Liquidation Preference	Section 1.6(a)
Agreement	Preamble
Balance Sheet Dispute Notice	Section 1.2(d)
Business Day	Section 1.5(a)
Cash Balance	Section 1.6(b)
Certificate of Designation	Section 4.12
Closing	Section 1.3
Closing Date	Section 1.5
Code	Recitals
Company Expenses	Section 1.6(g)
Common Non-Preference Per Share Exchange Ratio	Section 1.6(c)
Common Preference Per Share Exchange Ratio	Section 1.6(d)
Common Share Consideration	Section 2.1(b)
Common Stock Per Share Value	Section 1.6(e)
Common Stock Preference Percentage	Section 1.6(f)
Companies Act	Section 2.1(a)
Company	Preamble
Company Acquisition Proposal	Section 4.3
Company Board	Recitals
Company Common Shares	Recitals
Company Expense	Section 1.6(g)
Company Option; Company Options	Section 2.1(e)
Company Notices	Section 2.1(f)
Company Preferred Shares	Recitals
Company Share Option Scheme	Section 2.1(e)
Company Support Agreements	Recitals
Confidentiality Agreement	Section 6.8
Confirmation Certificate	Section 1.2(d)
Consideration Stock	Recitals
Currency Exchange Rate	Section 1.6(h)
Debenture	Section 1.5(a)
Deed of Warranty	Recitals
Dollar-Equivalent Preferred Share Liquidation Preference	Section 1.6(i)
Drag Along Notice	Section 2.1(h)
Encumbrances	Section 3.4
Escrow Agreement	Section 4.13
Exchange Act	Section 3.3(b)
Exchange Proposal	Recitals
Exercise Period	Section 2.1(f)
Final Cash Balance Adjustment	Section 1.2(d);
Section 1.6(j)
Final Date	Section 5.1(c)
Final Net Working Capital Adjustment	Section 1.2(d);
Section 1.6(k)

Defined Term	Section
Final Purchase Price Adjustment	Section 1.6(l)
FSA	Section 2.1(c)
Governmental Entity	Section 3.3(b)
Holder	Section 4.8(b)
Indemnified Party	Section 4.8(e)(iii)
Indemnifying Party	Section 4.8(e)(iii)
Independent Accounting Firm	Section 1.6(m)
Law	Section 2.1(c)
Loan Agreement	Section 1.5(a)
Loan Documents	Section 1.5(a)
Loan Repayment Amount	Section 1.5(a)
LPA	Section 1.1
Material Adverse Effect	Section 3.1
Minimum Condition	Section 2.1(a)
Nasdaq	Section 1.1
Net Working Capital	Section 1.6(n)
Noncompetition Agreement	Recitals
NVP	Preamble
Offer	Recitals
Offer Documents	Section 2.1(c)
Operating Expense Advance(s)	Section 4.15(a)
Operating Expense Advance Maturity Date	Section 4.15(b)
Operating Plan	Section 4.15(a)
Option Common Stock Allocation	Section 1.6(o)
Option Exchange	Section 2.1(e)
Option Exchange Ratio	Section 1.6(p)
Option Exercise	Section 2.1(e)
Per Share Common Consideration Value	Section 1.6(q)
Preliminary Cash Balance Adjustment	Section 1.6(r)
Preliminary Closing Balance Sheet	Section 1.2(a)
Preliminary Common Non-Preference Per Share Exchange Ratio	Section 1.6(s)
Preliminary Common Preference Per Share Exchange Ratio	Section 1.6(t)
Preliminary Common Stock Preference Percentage	Section 1.6(u)
Preliminary Net Working Capital Adjustment	Section 1.6(v)
Preliminary Purchase Price Adjustment	Section 1.6(w)
Preliminary Series A-1 Non-Preference Per Share Exchange Ratio	Section 1.6(x)
Preliminary Series A-1 Preference Per Share Exchange Ratio	Section 1.6(y)
Preliminary Series A-1 Preferred Stock Preference Percentage	Section 1.6(z)
Preliminary Series A-2 Non-Preference Per Share Exchange Ratio	Section 1.6(aa)
Preliminary Series A-2 Preference Per Share Exchange Ratio	Section 1.6(bb)
Preliminary Series A-2 Preferred Stock Preference Percentage	Section 1.6(cc)
Preliminary Series B-1 Non-Preference Per Share Exchange Ratio	Section 1.6(dd)
Preliminary Series B-2 Non-Preference Per Share Exchange Ratio	Section 1.6(ee)
Preliminary Total Common Non-Preference Shares	Section 1.6(ff)

Defined Term	Section
Preliminary Total Common Preference Shares	Section 1.6(gg)
Preliminary Total Common Shares	Section 1.6(hh)
Preliminary Total Common Stock Consideration	Section 1.6(ii)
Preliminary Total Preference Closing Consideration	Section 1.6(jj)
Preliminary Total Series A-1 Non-Preference Shares	Section 1.6(kk)
Preliminary Total Series A-1 Preference Shares	Section 1.6(ll)
Preliminary Total Series A-2 Non-Preference Shares	Section 1.6(mm)
Preliminary Total Series A-2 Preference Shares	Section 1.6(nn)
Proposed Final Cash Balance Adjustment	Section 1.2(b)
Proposed Final Closing Balance Sheet	Section 1.2(b)
Proposed Final Net Working Capital Adjustment	Section 1.2(b)
Purchase	Preamble
Purchase Price Escrow Claim	Section 1.6(oo)
Purchaser	Preamble
Purchaser Board	Recitals
Purchaser Common Stock	Recitals
Purchaser Series A-1 Preferred Stock	Recitals
Purchaser Series A-2 Preferred Stock	Recitals
Purchaser Series B-1 Preferred Stock	Recitals
Purchaser Series B-2 Preferred Stock	Recitals
Purchaser Documents	Section 3.2
Registrable Shares	Section 4.8(a)
Registration Effective Date	Section 4.8(c)
Registration Effective Period	Section 4.8(c)(i)
Registration Statement	Section 4.8(b)
SEC	Section 2.1(i)
SEC Filings	Section 3.5
Section 429 Notices	Section 2.1(e)
Securities Act	Section 3.3(b)
Series A-1 Non-Preference Per Share Exchange Ratio	Section 1.6(pp)
Series A-1 Preference Per Share Exchange Ratio	Section 1.6(qq)
Series A-1 Preferred Stock Preference Percentage	Section 1.6(rr)
Series A-2 Non-Preference Per Share Exchange Ratio	Section 1.6(ss)
Series A-2 Preference Per Share Exchange Ratio	Section 1.6(tt)
Series A-2 Preferred Stock Preference Percentage	Section 1.6(uu)
Series B-1 Non-Preference Per Share Exchange Ratio	Section 1.6(vv)
Series B-2 Non-Preference Per Share Exchange Ratio	Section 1.6(ww)
Shareholder Resolutions	Recitals
Shares	Recitals
Stockholder Registration Statement Expenses Amount	Section 4.8(d)
Suspension Right	Section 4.8(c)
Tax Returns	Section 4.7(a)
Taxation	Section 4.7(a)
TCGA	Recitals
Total Common Non-Preference Shares	Section 1.6(xx)
Total Common Preference Shares	Section 1.6(yy)
Total Common Shares	Section 1.6(zz)
Total Common Stock Consideration	Section 1.6(aaa)
Total Preference Closing Consideration	Section 1.6(bbb)

Defined Term	Section
Total Series A-1 Non-Preference Shares	Section 1.6(ccc)
Total Series A-1 Preferred Consideration	Section 1.6(ddd)
Total Series A-1 Preference Shares	Section 1.6(eee)
Total Series A-1 Shares	Section 1.6(fff)
Total Series A-2 Non-Preference Shares	Section 1.6(ggg)
Total Series A-2 Preferred Consideration	Section 1.6(hhh)
Total Series A-2 Preference Shares	Section 1.6(iii)
Total Series A-2 Shares	Section 1.6(jjj)
Total Series B-1 Preferred Consideration	Section 1.6(kkk)
Total Series B-1 Shares	Section 1.6(lll)
Total Series B-2 Preferred Consideration	Section 1.6(mmm)
Total Series B-2 Shares	Section 1.6(nnn)
UK GAAP	Section 1.2(a)
US GAAP	Section 3.5
Violation	Section 4.8(e)(i)
Warrantor Expenses	Section 1.2(f)

[signature page immediately follows]

     The parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

@ROAD, INC.

By:	/s/ Krish Panu

Title:	Chief Executive Officer

VIDUS LIMITED

By:	/s/ Martin Knestrick

Title:	Chief Executive Officer

NV PARTNERS III-BT LP

By:	/s/ Andrew Garman

Title:	Managing Member NVPG, its General Partner

ANNEX A

CONDITIONS OF THE OFFER

     The word “Agreement” as used in this Annex shall mean the Agreement to which this Annex A is attached, and all capitalized terms used in this Annex A which are not defined herein shall have the respective meanings set forth in the Agreement.

     Notwithstanding any other provisions of the Offer, Closing shall not take place and the Offer shall not become unconditional in any respect if any of the following shall have occurred and such occurrence shall not have been waived by Purchaser:

          (a) Purchaser shall not have received each of the consents, confirmations, waivers and approvals in the agreed form in respect of the agreements identified in Schedule 2 to the Agreement;

          (b) Purchaser shall not have received the certificates described in Section 2.1 and 2.2 of the Deed of Warranty, duly executed by each of the signatories to the Deed of Warranty (other than Purchaser) and dated as of the Closing Date;

          (c) the Company or NVP shall have failed to perform in any material respect any obligation or to comply in any material respect with any agreement or covenant of the Company or NVP given by or to be performed or complied with by them under the Agreement or the Deed of Warranty;

          (d) NVP and the holders of all of the outstanding Company Common Shares shall not have approved the Shareholder Resolutions and such resolutions shall fail to remain in full force and effect at the time the Offer becomes, apart from this condition, unconditional in all respects and the Company shall have failed to deliver to Purchaser evidence satisfactory to Purchaser of the same and of the filing of such resolutions and the amended Articles of Association of the Company (duly reflecting such Shareholder Resolution) at the Registrar of Companies in England and Wales;

          (e) there shall be pending or overtly threatened in writing any suit, action or proceeding by any Governmental Entity or any third party against Purchaser, the Company or NVP (i) seeking to prohibit or impose any material limitations on Purchaser’s ownership or operation of all or a material portion of the Company’s businesses or assets, or to compel Purchaser or its Subsidiaries and affiliates to dispose of or hold separate any material portion of the business or assets of the Company or Purchaser and its Subsidiaries, in each case taken as a whole, (ii) challenging the acquisition by Purchaser of the Company Preferred Shares or any Common Shares under the Offer, seeking to restrain or prohibit the making or consummation of the Purchase, the Offer or the performance of any of the other transactions contemplated by this Agreement or the Company Support Agreement (including the Offer acceptance provisions thereunder), or seeking to obtain from Purchaser or the Company any damages that are material in relation to Purchaser and the Company, taken as a whole, (iii) seeking to impose material limitations on the ability of Purchaser, or render Purchaser unable, to exchange, pay for or purchase some or all of the Company Preferred Shares pursuant to the Purchase or Company Common Shares pursuant to the Offer, (iv) seeking to impose material limitations on the ability of Purchaser to effectively exercise full rights of ownership of the Shares, including, without limitation, the right to vote the Shares purchased by it on all matters properly presented to the Company’s shareholders, (v) oblige the Company, Purchaser or any of Purchaser’s Subsidiaries to pay material damages in connection with the transactions contemplated by the Agreement, or (vi) which otherwise is reasonably likely to have a Material Adverse Effect on the Company and Purchaser, taken together as a whole;

          (f) there shall be any law, statute, rule, regulation, ordinance, judgment, order, decree or injunction enacted, entered, enforced, promulgated, or deemed applicable, pursuant to an authoritative interpretation by or on behalf of any Governmental Entity, to the Offer, or any other action shall be taken by any Governmental Entity, that could reasonably be expected to result, directly or indirectly, in any of the consequences referred to in clauses (i) through (vi) of paragraph (e) above;

          (g) Purchaser shall not have received the Escrow Agreement duly executed by NVP as the Warrantors’ Representative; or

          (h) the Agreement shall have been terminated in accordance with its terms.

SCHEDULE 1

COMPANY SHAREHOLDERS AND OPTIONHOLDERS EXECUTING
A COMPANY SUPPORT AGREEMENT

NV Partners III – BT LP
Martin Knestrick
Kenneth Colby
Stuart Potchinsky
Ernesto Giorgio Reggiani
Pol Sweeny
Mark Horne
Simon Joles
Cristian Parrino

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SCHEDULE 2

CONSENTS, WAIVERS AND APPROVALS

(1)	Framework Agreement for the supply of Consultancy Services dated February 5, 2004 between the Company and GBS Gas Holdings Ltd.

(2)	Software License and Maintenance Framework Agreement dated September 30, 2004 between the Company and GBS Gas Holdings Ltd.

(3)	Reseller-Distribution Agreement dated March 31, 2003 between the Company and British Telecommunications plc.

(4)	Contract Number 672045 Relating to the Supply of Software and Services dated March 31, 2003 between the Company and British Telecommunications plc.

(5)	Reseller Agreement between the Company and LogicaCMG UK Limited.

(6)	Assignment of Non-Patent IPR dated March 31, 2002 between the Company and British Telecommunications plc.

(7)	License Agreement dated March 31, 2003 between the Company and British Telecommunications plc.

(8)	Domain Name Assignment dated March 31, 2003 between the Company and British Telecommunications plc.

(9)	Assignment of Patent and Patent Applications dated March 31, 2003 between the Company and British Telecommunications plc.

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